                              CN BIOSCIENCES, INC.
                           10394 PACIFIC CENTER COURT
                          SAN DIEGO, CALIFORNIA 92121

                                                               November 25, 1998

To Our Stockholders:

     We are pleased to inform you that on November 18, 1998, CN Biosciences, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with EM Industries, Incorporated ("Parent") and EM Acquisition Corp., a wholly owned subsidiary of Parent ("Purchaser"), pursuant to which Purchaser has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's common stock, par value $.01 per share (the "Shares"), for a cash price of $25.00 per Share. Parent is an indirect subsidiary of Merck KGaA, a corporation organized under the laws of Germany. The Offer is conditioned upon, among other things, the tender of a majority of the number of Shares outstanding on a fully diluted basis (assuming the exercise of all outstanding stock options). The Merger Agreement provides that following consummation of the Offer, Purchaser will be merged (the "Merger") with and into the Company and those Shares that are not acquired in the Offer will be converted into the right to receive $25.00 per Share in cash.

     THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AGREEMENT AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. In arriving at its recommendation, the Board of Directors considered the factors described in the accompanying Schedule 14D-9, including the opinion of the Company's financial advisor, Vector Securities International, Inc. ("Vector Securities"), to the effect that the cash consideration to be offered to holders of Shares pursuant to the Offer and the Merger was fair to such holders from a financial point of view. A copy of Vector Securities' written opinion, which sets forth the assumptions made, matters considered and the limits on the review undertaken by Vector Securities, is attached to the Schedule 14D-9 as Schedule I.

     The accompanying Offer to Purchase sets forth the terms of the Offer. The enclosed Schedule 14D-9 sets forth additional information regarding the Offer and the Merger relevant to making an informed decision. We urge you to read these materials carefully and in their entirety.

                                          Very truly yours,

                                          /s/ Stelios B. Papadopoulos

                                          Stelios B. Papadopoulos
                                          Chairman, Chief Executive Officer
                                            and President

    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, NOVEMBER 25, 1998
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                            ------------------------

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              CN BIOSCIENCES, INC.
                           (NAME OF SUBJECT COMPANY)

                              CN BIOSCIENCES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  125946 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            STELIOS B. PAPADOPOULOS
                CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                              CN BIOSCIENCES, INC.
                           10394 PACIFIC CENTER COURT
                          SAN DIEGO, CALIFORNIA 92121
                                 (619) 450-5500
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   Copies to:
                              PETER H. JAKES, ESQ.
                            WILLKIE FARR & GALLAGHER
                               787 SEVENTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 728-8000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is CN Biosciences, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 10394 Pacific Center Court, San Diego, California 92121. The title of the class of equity securities to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock"), of the Company.

ITEM 2.  TENDER OFFER OF PURCHASER.

     This Statement relates to the tender offer made pursuant to a Tender Offer Statement on Schedule 14D-1, dated November 25, 1998 (the "Schedule 14D-1"), of EM Industries, Incorporated, a New York corporation ("Parent"), its wholly owned subsidiary, EM Acquisition Corp., a Delaware corporation ("Purchaser"), and Merck KGaA, a corporation organized under the laws of Germany that controls Parent ("Merck KGaA"), to purchase all of the outstanding shares of Common Stock (the "Shares") at a price of $25.00 per Share (the "Per Share Amount"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 1998 (the "Offer to Purchase") and the related Letter of Transmittal and any supplement thereto (which together constitute the "Offer"). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 18, 1998 (the "Merger Agreement"), among Parent, Purchaser and the Company.

     According to the Schedule 14D-1, the address of the principal executive offices of Parent and Purchaser is 7 Skyline Drive, Hawthorne, New York 10532.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b)(i) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the sections entitled "Executive Compensation" and "Certain Transactions" in the Company's Proxy Statement for its 1998 Annual Meeting of Stockholders (the "1998 Proxy Statement"). A copy of the relevant sections of the 1998 Proxy Statement has been filed with the Securities and Exchange Commission (the "Commission") as
Exhibit 1 to this Statement and is incorporated herein by reference. Except as described herein (including in Schedule II hereto) or incorporated by reference herein, to the knowledge of the Company, as of the date hereof there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and
(i) the Company's executive officers, directors or affiliates or (ii) Parent's or Purchaser's executive officers, directors or affiliates.

     (ii) The Merger Agreement. The following is a summary of certain portions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed with the Commission as
Exhibit 2 to this Statement and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meaning set forth in the Merger Agreement.

     The Offer. The Offer is being made pursuant to the Merger Agreement. Upon the terms and subject to the conditions of the Offer, Parent will cause Purchaser to accept for payment and purchase, as soon as practicable after the expiration of the Offer, all Shares validly tendered and not properly withdrawn prior to the expiration date of the Offer.

     Directors. The Merger Agreement provides that, promptly upon the purchase by Purchaser of any Shares pursuant to the Offer (and assuming that the Minimum Condition (as defined in the Merger Agreement) has been satisfied), Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company (the "Board") as will give Purchaser, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), representation on the Board equal to at least that number of directors which equals the product of (i) the total number of directors on the Board (giving effect to the directors appointed or elected pursuant to such entitlement of Parent) multiplied by (ii) the percentage that (a) the aggregate number of Shares beneficially owned by Parent or any affiliate of Parent (including for purposes of such calculations such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company) bears to (b) the number of Shares outstanding. At such times, if requested by Parent, the Company will also cause each committee of the Board and the Board of Directors of each Company Subsidiary (as defined in the Merger Agreement) to include persons designated by Parent constituting the same percentage of each such committee and the Board of Directors of each Company Subsidiary as Parent's designees are of the Board. The Company shall, upon request by Parent, promptly increase the size of the Board and of the Boards of Directors of the Company Subsidiaries by whatever number of directors as is necessary to enable Parent's designees to be elected to the Board and the Boards of Directors of the Company Subsidiaries in accordance with the terms of the Merger Agreement and shall cause Parent's designees to be so elected.

     The Merger Agreement further provides that in the event that Parent's designees are appointed or elected to the Board and the Boards of Directors of the Company Subsidiaries, until the time when the merger (the "Merger") of Purchaser with and into the Company following the expiration of the Offer shall become effective (the "Effective Time"), the Board shall have at least one Independent Director. An Independent Director is a director who is a director of the Company on the date of the Merger Agreement and who is neither an officer of the Company nor a designee, stockholder, affiliate or associate (within the meaning of the federal securities laws) of Parent. If no Independent Directors remain, the other members of the Board shall designate one person to fill one of the vacancies who shall not be either an officer of the Company or a designee, shareholder, affiliate or associate of Parent, and such person shall be deemed to be an Independent Director for purposes of the Merger Agreement. Following the time Parent's designees constitute a majority of the Board and prior to the Effective Time, any (i) amendment or termination of the Merger Agreement on behalf of the Company, (ii) exercise or waiver of any of the Company's rights or remedies under the Merger Agreement, (iii) extension of the time for performance of Parent's obligations under the Merger Agreement or (iv) the taking of any other action by the Company in connection with the Merger Agreement required to be taken by the Board will require the affirmative vote of a majority of the Independent Directors then in office.

     The Merger. The Merger Agreement provides that as soon as practicable after the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, at the Effective Time, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Delaware General Corporation Law ("DGCL"), Purchaser shall be merged with and into the Company, and the separate existence of Purchaser shall cease, and the Company, as the surviving corporation in the Merger (the "Surviving Corporation") shall continue its corporate existence under the laws of the State of Delaware as a subsidiary of Parent. At Parent's election, any direct or indirect subsidiary of Parent other than Purchaser may be merged with and into the Company instead of Purchaser. In the event of such an election, the Merger Agreement provides that the parties agree to execute an appropriate amendment to the Merger Agreement to reflect such election. The parties will prepare and execute a Certificate of Merger in order to comply in all respects with the requirements of the DGCL and with the provisions of the Merger Agreement or, if applicable, a Certificate of Ownership and Merger (each, a "Certificate of Merger"). The Merger will become effective at the time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL or at such later time as is specified in the Certificate of Merger.

     Pursuant to the Merger Agreement, at the Effective Time, by virtue of the Merger, each Share issued and outstanding immediately before the Effective Time (other than Shares held in the treasury of the Company or owned by Parent or any direct or indirect wholly owned subsidiary of Parent or Dissenting Shares, as defined below) will be cancelled and extinguished and converted into the right to receive the Per Share Amount (the "Merger Consideration"), without interest thereon. Although it is Parent's intention to consummate the Merger as promptly as practicable, there can be no assurance that the Merger will be consummated or, if consummated, of the timing thereof.

     The Merger Agreement also provides that at the Effective Time, the Certificate of Incorporation and the Bylaws of the Surviving Corporation shall be the Certificate of Incorporation and the Bylaws of Purchaser in effect at the Effective Time (subject to any subsequent amendments) and that the directors of Purchaser immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case, until their successors are duly elected or appointed and qualified.

     Stockholders Meeting and Approval. Pursuant to the Merger Agreement, if required by applicable law in order to consummate the Merger, the Company, acting through the Board, will, in accordance with applicable law, (i) duly call, give notice of, convene and hold a special meeting of its stockholders for the purpose of considering and taking action upon the Merger Agreement and the transactions contemplated thereby (the "Company Proposals") as soon as practicable following the acceptance for payment and purchase of the Shares by Purchaser pursuant to the Offer; (ii) prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement; (iii) obtain and furnish the information required to be included by the Commission in the definitive proxy statement or information statement (as amended or supplemented, the "Proxy Statement"); (iv) after consultation with Parent, respond promptly to any comments made by the Commission with respect to the preliminary proxy or information statement;
(v) cause the Proxy Statement to be mailed to stockholders; and (vi) obtain the necessary approvals of the Merger and the Merger Agreement by the stockholders. The Merger Agreement further provides that the Company will include in the Proxy Statement the recommendation of the Board that the stockholders of the Company vote in favor of approval of the Merger and the adoption of the Merger Agreement.

     The Merger Agreement provides that, notwithstanding the foregoing, in the event that Parent, Purchaser or any other subsidiary of Parent shall acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, the parties will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition without a meeting of the Company's stockholders, in accordance with the "short form" merger provisions of Section 253 of the DGCL.

     Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holder of any of the following securities:

          (i) each Share issued and outstanding immediately prior to the Effective Time (other than any Shares to be cancelled as described in clause (ii) below and any Dissenting Shares) shall be cancelled and extinguished and be converted into the right to receive the Merger Consideration, without interest, promptly upon surrender of the certificate representing such Share or appropriate proof of lost certificates, in accordance with the Merger Agreement and from and after the Effective Time, the holders of certificates evidencing ownership of any such Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for in the Merger Agreement or by applicable law;

          (ii) each Share held in the treasury of the Company and each Share owned by Parent or any direct or indirect wholly owned subsidiary of Parent immediately before the Effective Time, including Purchaser, shall be cancelled and extinguished and no payment or other consideration shall be made with respect thereto; and

          (iii) the shares of Purchaser common stock outstanding immediately prior to the Merger shall be converted into one validly issued, fully paid and non-assessable share of the common stock of the Surviving Corporation, which one share shall constitute all of the issued and outstanding capital stock of the Surviving Corporation and shall be owned by Parent.

     The Merger Agreement further provides that, notwithstanding any provision of the Merger Agreement to the contrary, any Shares issued and outstanding immediately prior to the Effective Time and held by a stockholder who has demanded and perfected such stockholder's demand for appraisal of such stockholder's Shares in accordance with the DGCL (including, but not limited to Section 262 thereof) and as of the Effective Time has neither effectively withdrawn nor lost such stockholder's right to such appraisal ("Dissenting Shares") shall not be converted into or represent the right to receive the Merger Consideration, but the holder thereof shall be entitled to only such rights as are granted by the DGCL. Notwithstanding the foregoing, if any stockholder who demands appraisal of such stockholder's Shares under the DGCL shall effectively withdraw or lose (through failure to perfect or otherwise) such stockholder's right to appraisal, then as of the Effective Time or the occurrence of such event, whichever occurs later, such stockholder's Shares shall automatically be converted into and represent only the right to receive the Merger Consideration, without interest thereon, upon surrender of the Share certificate(s).

     Termination of the Merger Agreement. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the stockholders of the Company and the stockholders of Parent, as described in the Merger Agreement:

          (a) by mutual written consent of the Company and Parent;

          (b) by Parent or the Company:

             (i) if the Offer is terminated or withdrawn pursuant to its terms without any Shares being purchased under the Offer, provided that such provision may not be used by Parent or the Company to terminate the Merger Agreement if such party has materially breached the Merger Agreement;

             (ii) if any nation or government, any state or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including, without limitation, any governmental or regulatory authority, agency, department, board, commission, administrator, instrumentality, court, tribunal or arbitrator and any self-regulatory organization, domestic or foreign (each a "Governmental Authority"), shall have issued an order, decree, ruling or injunction or taken any other action permanently enjoining, restraining or otherwise prohibiting acceptance for payment of Shares pursuant to the Offer or the consummation of the Merger or, for the benefit of Parent only, the Stockholder Agreement (as defined below), and such order, decree, ruling, injunction or other action shall have become final and nonappealable; provided that Parent or the Company, as the case may be, may not terminate the Merger Agreement on such basis if it has not complied with its obligation under the Merger Agreement to use its reasonable best efforts to (A) obtain all consents from Governmental Authorities and other third parties required for the consummation of the Offer and the Merger and the transactions contemplated thereby, (B) timely make all necessary filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act") and similar foreign laws and (C) have vacated, dismissed or withdrawn any order, stay, decree, judgment or injunction of any Governmental Authority which temporarily, preliminarily or permanently prohibits or prevents the transactions contemplated by the Merger Agreement;

          (c) by the Company if (i) Parent or Purchaser fails to commence the Offer as provided in the Merger Agreement, or (ii) Parent or Purchaser shall not have accepted for payment and paid for Shares pursuant to the Offer in violation of the terms of the Merger Agreement and of the Offer, provided that such provision may not be used by the Company to terminate the Merger Agreement if the Company has materially breached the Merger Agreement;

          (d) by Parent if the Company shall have breached in any material respect any of its material covenants or other agreements in the Merger Agreement which breach or failure to perform is incapable of being cured or, the Company having been given reasonable written notice of such breach by Parent, has not been cured within one business day prior to the then scheduled expiration date of the Offer;

          (e) by Parent if (i) the Board or any committee thereof shall have withdrawn or modified or changed in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer or recommendation of the Company Proposals, or approved or recommended any Takeover Proposal (as defined below) or (ii) the Board or any committee thereof shall have resolved to take any of the foregoing actions;

          (f) by the Company if Parent shall have breached in any material respect any of its material covenants or other agreements contained in the Merger Agreement, which breach or failure to perform is incapable of being cured or, Parent having been given reasonable written notice of such breach by the Company, has not been cured within one business day prior to the expiration date of the Offer;

          (g) by the Company in order to enter into an Acquisition Agreement (as defined below) providing for a Superior Proposal (as defined below) entered into in accordance with the exceptions to the non-solicitation covenants described below, provided that prior thereto the Company has reimbursed Parent for all reasonable out-of-pocket charges and expenses (not to exceed $1,500,000) incurred by Parent and Purchaser in connection with the Merger Agreement, the Offer and the Merger in accordance with the Merger Agreement; or

          (h) by Parent if the Company, any of its officers or directors or financial or legal advisors shall take any of the actions that would be proscribed by the non-solicitation covenants described below but for the exceptions thereto described below.

     No Solicitation Covenants. The Merger Agreement provides that the Company may not, nor may it permit any of the Company Subsidiaries to, nor may it authorize or permit any of the respective officers, directors or employees of the Company and the Company Subsidiaries, or any investment banker, attorney, accountant or other representative retained by it or any of the Company Subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing information, other than publicly available information provided pursuant to routine stockholder requests consistent with past practice), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal or
(ii) participate in any discussions or negotiations regarding any Takeover Proposal. In addition, except as set forth in the Merger Agreement, neither the Board nor any committee thereof may (a) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by the Board or such committee of the Offer, the Merger or the Stockholder Agreement, or (b) approve or recommend any Takeover Proposal, or
(c) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or similar agreement related to any Takeover Proposal (each, an "Acquisition Agreement").

     Notwithstanding the provisions contained in the preceding paragraph, if at any time prior to the expiration date of the Offer and following the receipt of a Superior Proposal, the Board determines in good faith, based upon the advice of outside counsel, that such action is consistent with its fiduciary duties to the Company's stockholders under applicable law, in response to a Superior Proposal that was made in circumstances not otherwise involving a breach of the Merger Agreement, and subject to compliance with the covenants described in the second succeeding paragraph, the Company may (i) furnish information with respect to the Company and the Company Subsidiaries to any person pursuant to a confidentiality agreement having terms substantially the same as the Confidentiality Agreement (as defined below), provided that (a) such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with the Company and (b) the Company advises Parent of all such nonpublic information delivered to such person concurrently with, or promptly following, its delivery to the requesting party, (ii) participate in negotiations regarding such Superior Proposal, and (iii) take any of the actions set forth in the last sentence of the preceding paragraph at any time that is after the second business day following Parent's receipt of written notice advising Parent that the Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal and providing notice of the determination of the Board of what action referred to herein the Board expects to take. The foregoing proviso does not prevent the Board from taking any actions described above within two business days of the expiration date of the Offer so long as the notice described in the foregoing proviso is received by Parent prior to Noon, New York City time, on the then scheduled expiration date of the Offer.

     Under the Merger Agreement (i) the term "Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 15% or more of the assets of the Company and the Company Subsidiaries or 15% or more of any class of equity securities of the Company or any Company Subsidiary, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of the Company or any Company Subsidiary, or any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any Company Subsidiary, other than the transactions contemplated by the Merger Agreement, and (ii) the term "Superior Proposal" means a bona fide written Takeover Proposal which the majority of the members of the Board determines, in their good faith judgment (which may be based on the opinion of independent financial advisors) that the value of the consideration provided for in such proposal exceeds the Per Share Amount then provided in the Offer, and, considering all relevant factors, is more favorable to the Company and its stockholders than the Offer and the Merger and for which financing, to the extent required, is fully committed.

     The Merger Agreement requires the Company to promptly advise Parent orally and in writing of any request for information or of any Takeover Proposal, the material terms and conditions of such request or Takeover Proposal and the identity of the person making such request or Takeover Proposal and to promptly advise Parent of all significant developments which could reasonably be expected to culminate in the Board withdrawing, modifying or amending its recommendation of the Offer, the Merger and the transactions contemplated by the Merger Agreement.

     The Merger Agreement does not prohibit the Company from (i) taking and disclosing to the Company's stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or (ii) from making any disclosure to the stockholders, provided, however, that neither the Company nor the Board nor any committee thereof shall, except in accordance with the covenants in the Merger Agreement described above, withdraw or modify, or propose publicly to withdraw or modify, its position with respect to the Offer or the Company Proposals or approve or recommend, or propose publicly to approve or recommend, a Takeover Proposal.

     Expense Reimbursement. The Merger Agreement provides that in the event that:

          (i) the Company terminates the Merger Agreement in order to enter into an Acquisition Agreement providing for a Superior Proposal entered into in accordance with the non-solicitation provisions of the Merger Agreement; or

          (ii) Parent terminates the Merger Agreement after the Board or any committee thereof has withdrawn or modified or changed in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer or any of the Company Proposals, or approved or recommended any Takeover Proposal, or the Board or any committee thereof has resolved to take any of the foregoing actions, the Company shall promptly pay Parent upon its request all reasonable out-of-pocket charges and expenses incurred by Parent or any of its affiliates in connection with the Merger Agreement and the transactions contemplated thereby, including, without limitation, reasonable attorneys' and accountants' fees and disbursements, fees and expenses of Parent's financial advisor and any information agent and depositary retained in connection with the Offer and all printing and mailing fees and expenses, in an amount not to exceed $1,500,000.

     Except as described above, each party will bear its own expenses in connection with the Merger Agreement and the transactions contemplated thereby.

     Access to Information; Confidentiality. Pursuant to the Merger Agreement, from the date thereof to the Effective Time, the Company is obligated to, and to cause its accountants and legal counsel to, provide Parent and its respective authorized representatives (including, without limitation, its financial advisors, accountants and legal counsel), at all reasonable times, access as reasonably requested to all personnel, offices and other facilities and to all contracts, agreements, commitments, books and records of or pertaining to the Company and the Company Subsidiaries. The Company will also permit the foregoing persons to make such reasonable inspections as they may require and will cause its officers promptly to furnish Parent with (i) such financial and operating data and other information with respect to the business and properties of the Company and the Company Subsidiaries as Parent may from time to time reasonably request, and (ii) a copy of each report, schedule and other document filed or received by the Company or any of the Company Subsidiaries pursuant to the requirements of applicable securities laws or the National Association of Securities Dealers, Inc.

     The Merger Agreement further provides that each of Parent, Purchaser and the Company will hold and will cause its respective officers, employees, accountants, counsel, financial advisors and other representatives to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreement dated June 3, 1998 between Merck KGaA and the Company (the "Confidentiality Agreement"). A copy of such Confidentiality Agreement is filed as an Exhibit to the Schedule 14D-1.

     Efforts to Consummate. Upon the terms and subject to the conditions of the Merger Agreement, each of Parent and the Company has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Merger Agreement, including, but not limited to, (i) obtaining all consents, approvals, waivers or authorizations of, notices to or declarations or filings ("Consents") from Governmental Authorities and other third parties required for the consummation of the Offer and the Merger and the transactions contemplated thereby, (ii) timely making all necessary filings under the HSR Act and similar foreign laws and (iii) having vacated, dismissed or withdrawn any order, stay, decree, judgment or injunction of any Governmental Authority which temporarily, preliminarily or permanently prohibits or prevents the transactions contemplated by the Merger Agreement. Upon the terms and subject to the conditions of the Merger Agreement, each of Parent and the Company has committed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to satisfy the other conditions to the closing of the transactions contemplated by the Merger Agreement. Notwithstanding any other provision contained in the Merger Agreement, in no event will Parent, Purchaser or any of their affiliates be required to take or fail to take any action in order to obtain or make a Consent arising out of any contractual or legal obligation of or applicable to the Company or the Company Subsidiaries, other than obligations such as those under the HSR Act which apply to both the Company and Parent, Purchaser and any of their affiliates and then only to the extent applicable to Parent, Purchaser and any of their affiliates, and in no event will Parent, Purchaser or any of their affiliates be required to enter into or offer to enter into any divestiture, hold-separate, business limitation or similar agreement or undertaking in connection with the Merger Agreement or the transactions contemplated thereby.

     Conduct of Business Pending the Merger. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, except for certain exceptions set forth in the Merger Agreement, during the period from the date of the Merger Agreement to the Effective Time, the Company shall, and shall cause the Company Subsidiaries to, conduct their businesses in the ordinary course and consistent with past practice, and the Company shall, and shall cause the Company Subsidiaries to, use their reasonable best efforts to preserve intact their business organization, keep available the services of their officers and employees and preserve intact the present commercial relationships of the Company and the Company Subsidiaries with all persons with whom they do business. Without limiting the generality or effect of the foregoing, the Company has agreed that it will not, and will cause the Company Subsidiaries not to:

          (i) amend or propose to amend its Certificate of Incorporation or Bylaws (or comparable governing instruments) or change the number of directors constituting the entire Board or the Board of Directors of any of the Company Subsidiaries;

          (ii) authorize for issuance, issue, deliver, grant, sell, pledge, or otherwise dispose of or propose to issue, deliver, grant, sell, pledge or otherwise dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, the capital stock or other securities of the Company or any of the Company Subsidiaries including, but not limited to, stock appreciation rights, phantom stock, any securities convertible into or exchangeable for shares of stock of any class of the Company or any of the Company Subsidiaries; provided, however, that the foregoing shall not prohibit the issuance of Shares upon the exercise of options granted prior to the date of the Merger Agreement;

          (iii) split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock, securities or other property or any combination thereof) in respect of its capital stock, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire, directly or indirectly, any shares of its capital stock or other securities;

          (iv) (a) except in the ordinary course of business consistent with past practice (1) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any person or (2) make any loans, advances or capital contributions to, or investments in, any other person (other than to a Company Subsidiary); (b) acquire the stock or assets of, or merge or consolidate with, any other person; (c) voluntarily incur any liability or obligation (absolute, accrued, contingent or otherwise) other than in the ordinary course of business consistent with past practice; (d) sell, transfer, mortgage, pledge or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage, pledge or otherwise dispose of or encumber, any assets or properties, real, personal or mixed of the Company and the Company Subsidiaries other than sales of products in the ordinary course of business and in a manner consistent with past practice; (e) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans, advances or capital contributions to, or investments in, any other person (other than in the ordinary course of business consistent with past practice); (f) enter into any contract or agreement other than in the ordinary course of business consistent with past practice or amend, alter or terminate any Company Material Contract (as defined in the Merger Agreement); or (g) subject to certain exceptions set forth in the Merger Agreement, authorize any single capital expenditure which is in excess of $200,000 or capital expenditures (during any one-month period) which are, in the aggregate, in excess of $200,000 for the Company and the Company Subsidiaries taken as a whole;

          (v) increase in any manner the compensation of any of its directors, officers or employees or enter into, establish, amend or terminate any Benefit Plan (as defined below), employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any stockholder, officer, director, other employee, agent, consultant or affiliate other than as required pursuant to the terms of agreements in effect on the date of the Merger Agreement and specifically disclosed to Parent. A "Benefit Plan" includes (a) an employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, together with all regulations thereunder ("ERISA"), even if, because of some other provision of ERISA, such plan is not subject to any or all of ERISA's provisions, and (b) whether or not described in the preceding clause (a), any pension, profit sharing, severance, employment, change-in-control, bonus, stock bonus, deferred or supplemental compensation, retiree medical or life insurance, death benefit or insurance, retirement, thrift, stock purchase or stock option plan or any other compensation, welfare, fringe benefit, perquisite or retirement plan, or other material program, policy or arrangement of any kind or nature whatsoever, whether oral or written, providing for compensation, benefits for or the welfare of any or all of the current or former employees, directors, consultants or agents of the Company or any of the Company Subsidiaries or their beneficiaries or dependents;

          (vi) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting practices or principles used by it;

          (vii) make any material tax election, settle or compromise any material federal, state, local or foreign tax liability, or waive any statute of limitations for any tax claim or assessment;

          (viii) settle or compromise any material pending or threatened suit, action or claim;

          (ix) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than the Merger);

          (x) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (a) in the ordinary course of business consistent with past practice of liabilities reflected or reserved against in the financial statements of the Company or incurred in the ordinary course of business and consistent with past practice and (b) of liabilities required to be paid, discharged or satisfied pursuant to the terms of any contract in existence on the date of the Merger Agreement or entered into in accordance with the Merger Agreement;

          (xi) permit any insurance policy naming the Company or any of the Company Subsidiaries as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent, except in the ordinary course of business consistent with past practice; or

          (xii) take, or offer or propose to take, or agree to take in writing or otherwise, any of the actions described above or take or omit to take any action which would make any of the representations or warranties of the Company contained in the Merger Agreement untrue and incorrect in any material respect as of the date when made if such action had then been taken or omitted, or would result in any of the Offer Conditions (as defined in the Merger Agreement) or certain covenants of the Company in the Merger Agreement as described herein not being satisfied.

     The Company also agreed to, and to cause the Company Subsidiaries to, use its or their best efforts to comply in all material respects with all laws applicable to it or any of its properties, assets or business and maintain in full force and effect all the Permits (as defined in the Merger Agreement) necessary for such business.

     Indemnification. Purchaser and Parent have agreed in the Merger Agreement that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing in favor of the current or former directors, officers or employees of the Company as provided in the Company's Certificate of Incorporation or Bylaws or pursuant to agreements existing on the date of the Merger Agreement will be assumed by the Surviving Corporation, and Parent will cause the Surviving Corporation to honor such obligations in accordance with the terms thereof, without further action, as of the Effective Time, and such rights will continue in full force and effect in accordance with their respective terms. Such rights, and the Surviving Corporation's and Parent's related obligations, shall apply in all respects to the current or former directors, officers and employees of each of the Company Subsidiaries as though such directors, officers and employees were entitled to indemnification rights pursuant to the Company's Certificate of Incorporation or Bylaws as in effect on the date of the Merger Agreement or pursuant to such agreements, as the case may be. In addition, from and after the Effective Time, directors and officers of the Company who become or remain directors or officers of Parent will be entitled to the same indemnity rights and protections (including those provided by directors' and officers' liability insurance) as are afforded to other directors and officers of Parent. The Merger Agreement provides further that Parent will, and will cause the Surviving Corporation or one of its affiliates to, maintain for six years from the Effective Time policies of directors' and officers' liability insurance equivalent in all material respects to those maintained by or on behalf of the Company and the Company Subsidiaries on the date of the Merger Agreement (and having coverage and containing terms and conditions which in the aggregate are not less advantageous to the persons currently covered by such policies as insured) with respect to claims arising from any actual or alleged wrongful act or omission occurring at or prior to the Effective Time for which a claim has not been made against any director or officer of the Company or any director or officer of the Company Subsidiaries prior to the Effective Time.

     Options. The Merger Agreement provides that all outstanding options to purchase Shares (the "Company Options") granted under the Company's stock option plans, each as amended (collectively, the "Company Option Plans"), whether or not then exercisable or vested, pursuant to the terms of the Company Option Plans, will be cancelled as of the consummation of the Offer and the holders of Company Options will be entitled to receive from Parent upon consummation of the Offer, in respect of each Share subject to such Company Option, an amount in cash equal to the excess, if any, of the Per Share Amount over the exercise price per Share of such Company Option (such payment to be net of applicable withholding taxes).

     The Company has agreed to cause the Company Option Plans to terminate as of the Effective Time and the Company has represented and warranted to Parent that all Company Option Plans provide, or have been or will be amended as and when required to provide, for the actions described in the preceding paragraph. The Company has represented and warranted that 607,437 Shares were issuable pursuant to Company Options as of November 18, 1998 (and will, unless exercised prior to the Effective Time, be cancelled pursuant to the preceding paragraph).

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including, without limitation, representations and warranties by the Company as to the Company's capitalization, the absence of any required filings and consents, the absence of conflicts with charter documents and contracts, financial statements, the absence of certain changes or events, compliance with laws, the absence of litigation, employee benefit plans, ownership and use of assets and properties, intellectual property, insurance, the filing and compliance of reports with the requirements of the Commission and the accuracy thereof, environmental matters, labor relations, brokers and taxes.

     Merger Conditions. Under the Merger Agreement, the obligations of each party to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions, provided that the obligation of each party to effect the Merger shall not be relieved by the failure of any such conditions if such failure is the proximate result of any breach by such party of any of its material obligations under the Merger
Agreement:

          (i) Purchaser shall have accepted for payment all Shares validly tendered in the Offer and not withdrawn; provided, however, that neither Parent nor Purchaser may invoke this condition if Purchaser shall have failed to purchase Shares so tendered and not withdrawn in violation of the terms of the Merger Agreement or the Offer;

          (ii) if required, the Company Proposals shall have been approved at or prior to the Effective Time by the requisite vote of the stockholders of the Company in accordance with the DGCL and the Company's Certificate of Incorporation and Bylaws, which the Company has represented shall be solely the affirmative vote of a majority of the outstanding Shares;

          (iii) no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or other Governmental Authority which temporarily, preliminarily or permanently prohibits or prevents the consummation of the Merger which has not been vacated, dismissed or withdrawn prior to the Effective Time; and

          (iv) on or prior to the closing date of the Merger, the waiting period (and any extension thereof) applicable to the Merger under the HSR Act and similar foreign laws shall have been terminated or shall have expired, and all consents necessary for the consummation of the Merger shall have been obtained.

     Pursuant to the Merger Agreement, the obligations of Parent and Purchaser to effect the Merger are subject to the satisfaction of the condition (which may be waived in whole or in part by Parent) that the Company shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement on or before the earlier of (i) such time as Parent's or Purchaser's designees shall constitute at least a majority of the Board and
(ii) the closing date of the Merger; provided, however, that no failure by the Company to have so performed any such material obligation shall constitute a failure of satisfaction of the foregoing condition where the Company's failure of performance was caused by Parent.

     (iii) Stockholder Agreement. As a condition and inducement to Parent's and Purchaser's entering into the Merger Agreement, concurrently with the execution and delivery of the Merger Agreement, Warburg, Pincus Investors, L.P. ("WP Investors"), which owns approximately 39.3% of the Shares (the "Option Shares"), entered into a Stockholder Agreement, dated as of November 18, 1998 (the "Stockholder Agreement"), with Parent and Purchaser.

     The following summary of the Stockholder Agreement is qualified in its entirety by reference to the Stockholder Agreement, a copy of which has been filed with the Commission as Exhibit 3 to this Statement and is incorporated herein by reference.

     Under the Stockholder Agreement, WP Investors has agreed to tender the Option Shares pursuant to the Offer and has granted Parent or Purchaser, as Parent may designate (the "Optionee"), the irrevocable option (the "Option") to purchase all of such Option Shares at $25.00 per Share (or such higher price as may be paid in the Offer). The Option may be exercised by the Optionee if the Company becomes obligated to pay Parent its reasonable expenses incurred in connection with the Merger Agreement, the Offer or the Merger pursuant to the Merger Agreement (see "Expense Reimbursement" above) or if the Offer is consummated but (due to the failure by WP Investors to validly tender the Option Shares or a withdrawal of the Option Shares by WP Investors) Purchaser has not accepted for payment or paid for the Shares in the Offer (in which case the price per Option Share will be equal to the highest price paid in the Offer). The Option will become exercisable, in whole but not in part, on the first to occur of the foregoing events or, if later, the date on which the HSR Act and similar foreign law waiting periods required for the purchase of the Option Shares upon exercise of the Option shall have expired or been terminated and there is not in effect any preliminary or final injunction or other order issued by any court or other governmental, administrative or regulatory agency or authority prohibiting the exercise of the Option pursuant to the Merger Agreement. The Option will remain exercisable for a period of 20 days after the Option first becomes exercisable.

     Voting of Shares. In the Stockholder Agreement, WP Investors agrees that from the date thereof until the termination of the Stockholder Agreement, at any meeting of the Company's stockholders, however called, and in any action by consent of the Company's stockholders, WP Investors shall vote its Shares (except to the extent that WP Investors no longer has any voting rights in respect of the Shares as a result of the exercise of the Option) (i) in favor of the Merger and the Merger Agreement (as amended from time to time),
(ii) against any Takeover Proposal and against any proposal for action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which is reasonably likely to result in any of the conditions of the Company's obligations under the Merger Agreement not being fulfilled, any change in the directors of the Company, any change in the present capitalization of the Company or any amendment to the Company's Certificate of Incorporation or Bylaws, any other material change in the Company's corporate structure or business, or any other action which in the case of each of the matters referred to in this clause (ii) could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of the Company's stockholders or in such consent, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing, including the ability of Purchaser or its nominees to vote the Shares directly.

     Agreement not to Dispose of or Encumber Shares. WP Investors has agreed that, except pursuant to the Offer, during the term of the Stockholder Agreement, it will not, and will not offer or agree to, sell, transfer, tender, assign, pledge, hypothecate or otherwise dispose of, or create or permit to exist any encumbrance on any of its Shares.

     Agreement to Tender. WP Investors has agreed to validly tender (or cause the record owner of such Shares to validly tender), and not to withdraw, pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after commencement of the Offer, its Shares. For its Shares validly tendered in the Offer and not properly withdrawn, WP Investors will be entitled to receive the highest price paid by Parent pursuant to the Offer.

     No Solicitation. WP Investors has agreed in the Stockholder Agreement that during the term of the Stockholder Agreement, it will not, directly or indirectly, through any officer, director, agent or other representative, solicit, initiate or encourage, or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal from any person (other than Parent, Purchaser and any of their affiliates) relating to
(i) any acquisition of all or any of the Option Shares or (ii) any transaction that constitutes a Takeover Proposal, or participate in any negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with, or assist or participate in or facilitate or encourage, any effort or attempt by any person to do or seek any of the foregoing. WP Investors has agreed to notify Parent and Purchaser promptly if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made and shall, in any such notice to Parent and Purchaser, indicate in reasonable detail the identity of the person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or contact. Notwithstanding any provision of this paragraph to the contrary, if WP Investors or any officer, director, agent or representative of WP Investors is a member of the Board, such member may take actions in such capacity to the extent permitted by the Merger Agreement.

     Representations and Warranties. The Stockholder Agreement contains various customary representations and warranties of the parties thereto including, without limitation, representations and warranties by WP Investors as to organization, power and authority, the absence of any failure to make required filings and consents, the absence of conflicts with charter documents and contracts and title to its Shares. The Stockholder Agreement also provides that, as of the Effective Time, any and all contractual rights in favor of WP Investors and its affiliates then in effect between WP Investors or its affiliates, on the one hand, and the Company or its affiliates, on the other hand, shall terminate, except for indemnification, contribution or exculpation provisions contained in any contracts, agreements or instruments or in the Certificate of Incorporation or Bylaws of the Company in favor of WP Investors or any of its affiliates as in effect as of the Effective Time.

     Termination. The Stockholder Agreement shall terminate and be of no further force and effect (i) by the written mutual consent of the parties thereto, or (ii) automatically and without any required action of the parties thereto upon the earlier to occur of (a) the Effective Time and (b) the calendar day immediately after the termination of the Merger Agreement in accordance with its terms; provided, however, that in the event that the Option shall become exercisable, the provisions of the Stockholder Agreement governing the exercise and exercisability of the Option, the representations, warranties and covenants of WP Investors, the representations and warranties of Parent and Purchaser and other miscellaneous matters of the Stockholder Agreement shall survive the termination of the Stockholder Agreement until the earlier to occur of the closing of the exercise of the Option and the expiration of the Option. No such termination of the Stockholder Agreement shall relieve any party thereto from any liability for any breach of the Stockholder Agreement prior to termination.

     (iv) Merck KGaA Financing Letter. Merck KGaA has agreed in a letter, dated November 18, 1998 (the "Merck KGaA Financing Letter"), that it will ensure that Parent will have sufficient funds available to satisfy promptly Parent's payment obligations with respect to the Offer and the Merger. The foregoing summary of the Merck KGaA Financing Letter is qualified in its entirety by reference to the Merck KGaA Financing Letter, a copy of which has been filed with the Commission as Exhibit 4 to this Statement and is incorporated herein by reference.

     (v) New Employment Agreements. On November 18, 1998, the Company entered into new employment agreements (the "New Employment Agreements") with the following executive officers of the Company: Stelios B. Papadopoulos, the Company's Chairman, Chief Executive Officer and President, Dr. Robert C. Mierendorf, President and General Manager of Novagen, Inc., a subsidiary of the Company, James G. Stewart, Vice President, Administration, Chief Financial Officer and Secretary of the Company, Douglas J. Greenwold, Vice President, Sales and Marketing of the Company, Dr. John T. Snow, Vice President, New Business Development of the Company and Mark Zimmerman. The New Employment Agreements will become effective at the Effective Time and supersede any existing employment agreements or severance agreements between the Company and those executive officers. The following summary of the New Employment Agreements is qualified in its entirety by reference to those agreements, copies of which have been filed with the Commission as Exhibits 5, 6, 7, 8, 9 and 10 to this Statement and are incorporated herein by reference.

     Mr. Papadopoulos will be employed as the Chief Executive Officer of the Company after the Merger. Mr. Papadopoulos' New Employment Agreement provides for a three year term which will automatically be extended for consecutive one year periods unless notice of termination of employment is given by either the Company or Mr. Papadopoulos at least ninety days prior to the expiration of the initial or any renewal term. Mr. Papadopoulos will receive an annual base salary of $275,000, to be reviewed at least annually. Bonuses and increases in base salary may be awarded to Mr. Papadopoulos in the sole discretion of the Board, based upon the Company's performance and consistent with the Company's compensation policies. In addition to his participation in any group life insurance programs provided by the Company to its employees, the Company will provide Mr. Papadopoulos with term life insurance in the amount of $150,000.
Mr. Papadopoulos will be entitled to participate in a new long-term incentive compensation plan to be developed by the Company and will receive an allocation of units under such plan effective as of the Effective Time, which allocation shall be commensurate with his position and consistent in incentive opportunity with allocations to similarly situated employees of the Company. If
Mr. Papadopoulos' New Employment Agreement is terminated due to disability, he will receive disability pay from the date of such termination until the second anniversary of the Effective Time at the rate of 50% of his base salary, reduced by applicable payroll taxes and amounts received under any Company-maintained disability insurance policy or plan or under Social Security or similar laws. If Mr. Papadopoulos is terminated without cause, or if he voluntarily terminates his employment as the result of the assignment to him of duties which are materially inconsistent with his duties (a "Material Demotion") or if the Company does not offer to continue his employment at the expiration of the three-year term at a base salary at least equal to his then base salary, he will receive salary continuation pay for twelve months from the date of such termination equal to his then most recent base salary. Mr. Papadopoulos' New Employment Agreement contains a covenant not to compete with the Company for one year from the date of his termination of employment (except for termination due to disability, termination without cause or voluntary termination following a Material Demotion). The covenant also prohibits Mr. Papadopoulos from interfering with the Company's business relationships for such one-year period. If Mr. Papadopoulos breaches his covenant not to compete or interferes with the Company's business relationships, the amount of his severance payments will be reduced. Mr. Papadopoulos' New Employment Agreement contains an assignment to the Company of his rights in inventions and other intellectual property and an agreement to maintain confidentiality about the Company's know-how, trade secrets, proprietary processes and other confidential matters.

     The New Employment Agreements for Dr. Mierendorf, Messrs. Stewart, Greenwold and Zimmerman and Dr. Snow (each, an "Executive Officer") provide for two-year terms (other than the New Employment Agreement for Dr. Snow which provides for a three-year term), each of which will automatically be extended for consecutive one-year periods unless notice of termination of employment is given by either the Company or the Executive Officer at least ninety days prior to the expiration of the initial or any renewal term. The New Employment Agreements for Dr. Mierendorf, Messrs. Stewart, Greenwold and Zimmerman and
Dr. Snow
provide for annual base salaries of $165,000, $195,000, $145,000, $145,000 and
$150,000, respectively. Each of Dr. Mierendorf and Mr. Zimmerman shall be entitled to receive a $50,000 bonus to the extent he is an employee of the Company at the Effective Time as set forth in a letter agreement, copies of which have been filed with the Commission as Exhibits 11 and 12 to this Statement and are incorporated herein by reference. Each of the Executive Officers will have the same title as he held prior to the Merger and will perform duties consistent with his title. The base salary for each Executive Officer is determined annually by the Compensation Committee of the Board (the "Compensation Committee") and may be adjusted based upon certain factors including the Executive Officer's performance, the financial performance of the Company and economic conditions. Each Executive Officer will be eligible for an executive bonus of up to a maximum of 35% of his base salary, based on the achievement of objectives established by the Compensation Committee and to be awarded in the sole discretion of the Compensation Committee. Each Executive Officer will also be entitled to participate in a new long-term incentive compensation program to be developed by the Company and will receive an allocation of units under such plan effective as of the Effective Time, which allocation shall be commensurate with his position and consistent in incentive opportunity with allocations to similarly situated employees of the Company. Each Executive Officer will also be eligible for fringe benefits as are generally provided to executives of the Company. If an Executive Officer is involuntarily terminated without cause, or if an Executive Officer voluntarily terminates employment as the result of a material reduction in his responsibilities, he will receive salary continuation pay equal to his base salary in effect at the time of termination for the greater of (i) the remaining term of his New Employment Agreement and (ii) twelve months from the date of termination, provided that the salary continuation payments will cease if the Executive Officer engages in any business which is competitive with the Company or interferes with the Company's business relationships. The New Employment Agreements for the Executive Officers contain the same provisions with respect to the assignment of inventions and other intellectual property and confidentiality as are contained in Mr. Papadopoulos' New Employment Agreement.

     (vi) Indemnification Agreements. The Company is a party to indemnification agreements with certain of its directors and officers pursuant to which the Company provides indemnification and contribution against expenses and losses incurred for claims brought against them by reason of their being a director or officer of the Company.

     (vii) Commercial Arrangements. The Company from time to time in the ordinary course of its business has purchased products from and sold products to affiliates of the Parent.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

     AT A MEETING HELD ON NOVEMBER 18, 1998, THE BOARD UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AGREEMENT AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDED THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     (b)(i) BACKGROUND OF THE OFFER; CONTACTS WITH PARENT AND MERCK KGAA

     During the last several years, the Company has successfully implemented its niche catalog strategy and developed its distribution and cataloging capabilities. In order to be able to further leverage upon the expertise of its scientific staff and its technical service and support personnel, its marketing expertise, and its highly automated order fulfillment systems, the Company has continuously sought to increase both the breadth of its product offerings and the size of its customer base. Substantial growth has increasingly been viewed by the Company's management and the Board as a necessary element to enable the Company to compete with the industry's dominant suppliers, including Sigma-Aldrich Corporation and Roche Molecular Biochemicals, particularly in light of a number of industry trends, including: the growing trend in the Company's customer base to seek "one stop shopping" to facilitate centralized order processing, maximize potential for volume discounts, and reduce purchasing costs; the development of electronic commerce systems and strategies, which require the expenditure of significant resources and increase the risk of competition from a number of industry players, both larger and smaller than the Company; and general trends toward industry consolidation among providers of life sciences research products.

     While the Company continued to pursue growth through internal growth and strategic acquisitions similar to its acquisition of Oncogene Research Products and Novagen, Inc., the Board and management believed that it was appropriate to examine the possibility of a transaction with a substantially larger industry participant.

     Accordingly, in April 1998, the Company engaged Vector Securities International, Inc. ("Vector Securities") to assist it in analyzing a variety of strategic alternatives, identifying potential acquisition candidates or acquirors, and, if an appropriate opportunity emerged, in discussing and negotiating a possible transaction.

     During the spring and summer of 1998, Vector Securities made contact with over thirty companies regarding the possibility of various strategic transactions involving the Company and furnished a basic information package to twenty-eight of these companies. Confidentiality agreements were entered into with seven companies, each of which was then given a management presentation in which more detailed confidential information about the Company and its plans was discussed. During these discussions, Vector Securities assisted the Company in exploring a variety of transactions, including acquisitions by the Company, "mergers of equals" and a sale of the Company. Ultimately, four companies, including Merck KGaA, gave Vector Securities or the Company verbal expressions of interest in acquiring the Company.

     Early in the process, Merck KGaA was identified as a company that might have a serious strategic interest in undertaking a transaction with the Company. While not directly engaged in the life sciences research products market of the Company in the United States, Merck KGaA has an analytical reagents business in Europe, Latin America and Asia, as well as a significant presence in the laboratory supply business both in Europe, and through its approximately 49% ownership of VWR Scientific Products Corp., in the United States. Merck KGaA was originally contacted by Vector Securities on May 15, 1998, and a Confidentiality Agreement was signed on June 3, 1998. On August 3, 1998, Messrs. Papadopoulos and Stewart, together with a representative of Vector Securities, met with Merck KGaA at its headquarters in Darmstadt, Germany, to present information about the Company and explore the possibility of a transaction. Additional information was provided by the Company to Merck KGaA during August and September, and on September 14, 1998, Merck KGaA delivered to Vector Securities a non-binding written expression of interest in acquiring the Company at a range of $24 to $25 per share. Thereafter, Merck KGaA arranged for a visit by its auditors to the Company's headquarters, and on October 7 and 8, 1998, representatives of Merck KGaA, its affiliates and their advisors visited the Company's headquarters in San Diego for extensive due diligence discussions. Over the next several weeks, Merck KGaA, Parent and their advisors engaged in further examinations of the business, strategies and prospects of the Company, and on October 16, Mr. Papadopoulos and a representative of Vector Securities had an additional meeting in Darmstadt with executives of Merck KGaA.

     At Board meetings on July 23, 1998 and October 22, 1998, Vector Securities gave the Board updates on the nature and progress of its discussions. At the October meeting, the Board was advised that Merck KGaA appeared to be very interested in the Company. On October 29, 1998, Mr. Papadopoulos, in a telephone call with Mr. Wolfgang Honn, a senior executive of Merck KGaA, was informed that Merck KGaA was prepared to offer a price of $23 per share. After consultation with Vector Securities and certain members of the Board, Mr. Papadopoulos advised Merck KGaA that such an offer would not be acceptable. Thereafter, on November 4, 1988, Mr. Papadopoulos was advised that Merck KGaA would consider a transaction in the range of $24 to $25 per share, and on November 5, 1998, Mr. Papadopoulos was advised that Merck KGaA's management was prepared to recommend to its Board of Directors a price of $25 per share in cash, if a transaction could be consummated rapidly, if appropriate employment arrangements could be made with senior management, and if WP Investors were prepared to commit to tender its shares at such price. Mr. Papadopoulos was also advised on November 5, 1998 that Merck KGaA would not engage in any further negotiations regarding price.

     In a telephonic Board meeting held on November 9, 1998, the Board was advised of the status of the discussions with Merck KGaA. Mr. Papadopoulos reported to the Board the most recent pricing discussions and the final price that had been offered. Representatives of Vector Securities reviewed with the Board the process that had taken place since April 1998, and the discussions that had been held with Merck KGaA and with other potentially interested parties. At the meeting, legal counsel also advised the Board regarding its fiduciary duties. Vector Securities then discussed with the Board its preliminary views regarding the offer price in relation to a number of standard valuation methodologies. While the Board acknowledged that a transaction at a price below then current trading levels was unusual, Vector Securities advised the Board that its research had revealed other such transactions in the last two years, and that the price offered must, among other elements, be viewed in light of the significant volatility of the Company's share price and the low trading volume of the Shares during the course of 1998. Mr. Joseph Landy, a Board member and a Managing Director of
E.M. Warburg, Pincus & Co., LLC, indicated that in addition to supporting the proposed transaction in his capacity as a Board member, he would recommend its approval by WP Investors, the Company's largest single stockholder. At the conclusion of this meeting, the Board unanimously authorized Mr. Papadopoulos to proceed to negotiate a definitive agreement on the basis of the price that had been offered.

     After Mr. Papadopoulos advised Merck KGaA that the Board had authorized him to proceed with negotiations, additional diligence trips were arranged at the Company's Swiss, German and United Kingdom subsidiaries. Contractual negotiations between the parties commenced on November 12, 1998, and continued through the course of the weekend.

     On November 18, 1998, the Board met in New York with its legal and financial advisors to consider the proposed transaction. The Company's legal counsel reviewed the fiduciary duties of the Board in considering the proposed transaction, and then made a detailed presentation to the Board regarding the terms of the Merger Agreement, including a summary of the representations, warranties, covenants, conditions, termination events and termination consequences, as well as the structure of the proposed transaction, including the mechanics of a tender offer followed by a merger. Also presented to the Board were descriptions of the Merck KGaA Financing Letter, the Stockholder Agreement and the New Employment Agreements. Vector Securities then made a detailed presentation including various financial analyses with respect to the proposed transaction and delivered its oral opinion, subsequently confirmed in writing, that the cash consideration to be offered to the holders of Shares pursuant to the Offer and the Merger was fair to such holders from a financial point of view. The full text of the opinion of Vector Securities, dated
November 18, 1998, which sets forth the assumptions made, matters considered and the limits on the review undertaken by Vector Securities, is attached as
Schedule I hereto and is incorporated herein by reference. During the meeting, the Board was also advised that at a meeting earlier in the day, the Board of Directors of Merck KGaA and of Parent had approved the proposed transaction.

     The Board, after consideration of the presentations by legal counsel, the fairness opinion of Vector Securities and the factors concerning its business set forth in Item 4(b) of this Statement, unanimously approved the Merger Agreement, the terms of the Offer and the transactions contemplated by the Merger Agreement. The parties executed the Merger Agreement in the evening on November 18, 1998, and publicly announced the transaction on the morning of November 19, 1998.

     (b)(ii) REASONS FOR THE RECOMMENDATION BY THE BOARD OF DIRECTORS

     In reaching its conclusions and recommendation described above, the Board considered a number of factors, including, without limitation, the following:

          (a) The financial and other terms and conditions of the Offer, the Merger and the Merger Agreement.

          (b) The presentation of Vector Securities to the Board on November 18, 1998, and the oral opinion of Vector Securities (which opinion was subsequently confirmed by delivery of a written opinion dated
     November 18, 1998, the date of execution of the Merger Agreement) to the effect that, as of the date of such opinion and based upon the assumptions made, matters considered and limits of review set forth therein, the cash consideration to be offered to holders of Shares pursuant to the Offer and the Merger was fair to such holders from a financial point of view. The full text of the written opinion of Vector Securities, dated November 18, 1998, which is set forth as Schedule I hereto and is incorporated herein by reference, sets forth the assumptions made, matters considered and limits on the review undertaken by Vector Securities. THE COMPANY'S STOCKHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY. Vector Securities' opinion does not constitute a recommendation to any stockholder of the Company as to whether to accept the Offer or vote to approve the Merger Agreement. In addition, such opinion does not address the relative merits of the Offer and the Merger or any other transactions or business strategies discussed by the Board as alternatives to the Offer and the Merger or the decision of the Board to proceed with the Offer and the Merger. In considering such opinion, the Board was aware that Vector Securities is entitled to certain fees described elsewhere herein in connection with Vector Securities' engagement by the Company.

          (c) The fact that the structure of the acquisition of the Company by Parent as provided for in the Merger Agreement involves a cash tender offer for all outstanding Shares to be commenced within five business days of the public announcement of the Merger Agreement to be followed as promptly as practicable by a merger for the same consideration, thereby enabling the Company's stockholders to obtain cash for their Shares at the earliest possible time.

          (d) The fact that the Merger Agreement, which prohibits the Company, its subsidiaries and their respective officers, directors, employees, representatives or agents from soliciting, initiating or encouraging any competing Takeover Proposal or participating in any discussion regarding any Takeover Proposal, does permit the Company to furnish non-public information to, and participate in negotiations with, any person that makes an unsolicited Superior Proposal if the Board, based upon the advice of outside counsel, determines in good faith that taking such action is consistent with the fiduciary duties of the Board under applicable law.

          (e) The fact that, in the event that the Board decides to accept a Superior Proposal from a third party, the Board may terminate the Merger Agreement, without payment of a termination fee to Parent, but with the reimbursement of up to $1,500,000 of fees and expenses incurred by Parent in connection with the proposed transaction. The Board did not believe that such termination provision would be a significant deterrent to a higher offer by a third party interested in acquiring the Company.

          (f) The view of the Board, based in part upon the presentations of management and upon the process outlined above that led to the Offer and the Merger Agreement, that there was a limited likelihood of a superior offer arising.

          (g) The fact that WP Investors, the beneficial owner of approximately 39.3% of the outstanding Shares, was willing to enter into the Stockholder Agreement pursuant to which WP Investors agreed, among other things, to tender all of its Shares pursuant to the Offer and granted to Parent or Purchaser, as Parent may designate, an option, exercisable under certain circumstances, in respect of its Shares.

          (h) The fact that the Offer would not be subject to a financing condition, that Parent represented that it has the funds available to consummate the Offer and the Merger, and that Merck KGaA has agreed to ensure that Parent has sufficient funds to satisfy promptly its payment obligations under the Merger Agreement.

          (i) The historical market price of, recent trading activity in, and ownership of, the Shares, including in particular the significant trading volatility experienced by the Shares on small trading volumes and the relatively large number of Shares held by affiliates of the Company and institutional investors that results in low trading volume.

          (j) The familiarity of the Board with (i) the business, results of operations, properties and financial condition of the Company, (ii) the competition the Company faces from companies with substantially greater financial resources and (iii) the prospects of the Company, including the risks and benefits inherent in remaining independent.

          (k) The regulatory approvals required to consummate the Merger, including, among others, antitrust approvals, and the prospects for receiving such approvals.

          (l) The ability to benefit the Company's customers and employees by creating a stronger enterprise offering a wider range of products.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation and approval of the Merger Agreement and the transactions completed thereby, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained Vector Securities as its exclusive financial advisor in connection with the sale of the Company and acquisitions of businesses by the Company. Pursuant to an engagement letter, dated April 28, 1998, the Company agreed to pay Vector Securities a cash fee (a "Transaction Fee") equal to (i) 1.25% of the first $160 million of aggregate consideration (as defined in the engagement letter) to be paid in a sale, merger, tender offer, business combination, or other similar transaction involving all or a portion of the Company's stock or assets, plus (ii) 2.25% of any such aggregate consideration, to the extent that it exceeds $160 million and is less than or equal to $190 million, plus (iii) 3.25% of any such aggregate consideration in excess of $190 million. The Transaction Fee is payable upon the closing of such a transaction. The Company also agreed to pay Vector Securities a non-refundable retainer fee of $75,000 payable in three installments, which will be credited against any Transaction Fee. In addition, the Company has agreed to reimburse Vector Securities' reasonable out-of-pocket expenses, including the fees and disbursements of counsel, and indemnify and defend Vector Securities and certain related persons against certain liabilities, including, without limitation, liabilities under the federal securities laws, arising out of Vector Securities' engagement. In the event such indemnification were not available, however, the Company has agreed to contribute to the settlement, loss or expense involved in the proportion that the relative benefits of the Company bears to Vector Securities' benefits, such contribution not to exceed, in the case of Vector Securities, the amount of the fee received by Vector Securities from the Company with respect to the engagement. In the ordinary course of its business, Vector Securities and its affiliates may actively trade or hold the securities of the Company for their own account and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except for the issuance of Shares upon exercise of outstanding options, no transactions in Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by an executive officer, director, subsidiary or affiliate of the Company.

     (b) To the best of the Company's knowledge, each executive officer, director and affiliate of the Company currently intends to tender all Shares to Purchaser over which he or she has sole dispositive power as of the expiration date of the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth above or in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in: (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company;
(ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b) or 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) The Information Statement attached as Schedule II hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders as described in Item 3 above.

     (b) Section 203 of the Delaware General Corporation Law

     As a Delaware corporation, the Company is subject to Section 203
("Section 203") of the DGCL. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by
Section 203 (the Company did not make such an election), (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder,
(iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the Board of Directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an "interested stockholder's" percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock.

     The Board approved the Merger Agreement, the Stockholder Agreement and the acquisition of Shares pursuant to the Offer, the Merger and the Stockholder Agreement and, therefore, the restrictions of Section 203 are inapplicable to the acquisition of Shares pursuant to the Offer, the Merger and the Stockholder Agreement.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1    Excerpts from the Company's Proxy Statement for its 1998 Annual Meeting of Stockholders.
Exhibit 2    Agreement and Plan of Merger, dated as of November 18, 1998, by and among EM Industries, Incorporated,
             EM Acquisition Corp. and CN Biosciences, Inc.
Exhibit 3    Stockholder Agreement, dated as of November 18, 1998, among EM Industries, Incorporated, EM
             Acquisition Corp. and Warburg, Pincus Investors, L.P.
Exhibit 4    Letter dated November 18, 1998 from Merck KGaA to the Company.
Exhibit 5    Employment Agreement, dated as of November 18, 1998, between the Company and Stelios B. Papadopoulos.
Exhibit 6    Employment Agreement, dated as of November 18, 1998, between the Company and James G. Stewart.
Exhibit 7    Employment Agreement, dated as of November 18, 1998, between the Company and Douglas J. Greenwold.
Exhibit 8    Employment Agreement, dated as of November 18, 1998, between the Company and Robert C. Mierendorf.
Exhibit 9    Employment Agreement, dated as of November 18, 1998, between the Company and John T. Snow.
Exhibit 10   Employment Agreement, dated as of November 18, 1998, between the Company and Mark Zimmerman.
Exhibit 11   Letter Agreement, dated November 18, 1998, between the Company and Robert C. Mierendorf.
Exhibit 12   Letter Agreement, dated November 18, 1998, between the Company and Mark Zimmerman.
Exhibit 13   Letter to Stockholders of the Company, dated November 25, 1998.*
Exhibit 14   Joint Press Release of the Company and Parent, dated November 18, 1998.
Exhibit 15   Opinion of Vector Securities International, Inc. (attached as Schedule I to the Schedule 14D-9).*

------------------
* Included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CN BIOSCIENCES, INC.


                                          By:        /s/ JAMES G. STEWART
                                              ----------------------------------
                                              Name:      James G. Stewart
                                              Title:     Vice President


Dated: November 25, 1998

                                                                      SCHEDULE I

        Vector                            VECTOR SECURITIES INTERNATIONAL, INC.
        Securities                        1751 LAKE COOK ROAD, SUITE 350
        International                     DEERFIELD, ILLINOIS 60015
                                          TELEPHONE (847) 940-1970
                                          FAX (847) 940-0774


                                  November 18, 1998

The Board of Directors
CN Biosciences, Inc.
10394 Pacific Center Court
San Diego, California 92121

Members of the Board:

     You have requested our opinion as investment bankers with respect to the fairness, from a financial point of view as of the date hereof, to the holders of common stock, par value $0.01 per share ("Common Stock"), of CN Biosciences, Inc. ("CN Biosciences"), a Delaware corporation, of the cash consideration to be offered to such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of November 18, 1998 (the "Agreement"), among (i) EM Industries, Incorporated, a New York corporation ("EM Industries"), (ii) EM Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of EM Industries ("Merger Sub"), and (iii) CN Biosciences.

     The Agreement provides, among other things, that Merger Sub will make a cash tender offer for all outstanding shares of Common Stock of CN Biosciences at $25.00 per share and that, following consummation of the offer, Merger Sub will merge with and into CN Biosciences in a transaction in which all outstanding shares of Common Stock of CN Biosciences not tendered in the tender offer will be converted into the right to receive $25.00 per share in cash (the "Proposed Transaction"). The terms and conditions of the Proposed Transaction are more fully set forth in the Agreement.

     In arriving at the opinion set forth herein, we, among other things:
(i) reviewed CN Biosciences' Annual Reports to Stockholders, Annual Reports on Form 10-K and/or related financial information for the four fiscal years ended December 31, 1997, and its Quarterly Reports on Form 10-Q and related unaudited financial information for the nine months ended September 30, 1998; (ii) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flows, assets and prospects of CN Biosciences, furnished to us by CN Biosciences; (iii) conducted discussions with members of senior management of CN Biosciences concerning its business and prospects; (iv) reviewed the historical market prices and trading activity for the Common Stock and compared such prices and trading histories with those of certain publicly traded companies which we deemed to be relevant; (v) compared the financial position and operating results of CN Biosciences with those of certain other publicly traded companies which we deemed relevant; (vi) compared the proposed financial terms of the Proposed Transaction with the financial terms of certain other transactions which we deemed relevant; (vii) reviewed the financial terms of the Proposed Transaction as set forth in the Agreement; and (viii) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed appropriate.

     In connection with our opinion, we have not assumed any responsibility for independent verification of any information publicly available or supplied or otherwise made available to us regarding CN Biosciences and we have assumed and relied on such information being accurate and complete in all respects. We have not made or obtained or been provided with any independent evaluation or appraisal of the assets or liabilities of CN Biosciences. With respect to the financial projections of CN Biosciences referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgements of the

CN Biosciences, Inc.
November 18, 1998
Page 2

management of CN Biosciences as to the future financial performance of CN Biosciences and that CN Biosciences will perform in accordance with such projections. We assume no responsibility for and express no view as to such forecasts or the assumptions under which they are prepared. Our conclusions are based solely on information available to us on or before the date hereof and reflect economic, market, and other conditions as of such date. In rendering our opinion, we have assumed that the Proposed Transaction will be consummated on the terms described in the Agreement, without any waiver of any material terms or conditions, and that obtaining any necessary regulatory approvals for the transaction will not have an adverse effect on CN Biosciences.

     Vector Securities International, Inc. is a full service securities firm, and in the course of its normal trading activities, may from time to time effect transactions and hold positions in securities of CN Biosciences. We have performed investment banking services for CN Biosciences in the past and have received customary compensation for such services. We are currently acting as financial advisor to CN Biosciences in connection with the Proposed Transaction and will receive a fee in connection therewith, with such fee being contingent upon consummation of the Proposed Transaction.

     This opinion has been prepared at the request and for the use and benefit of the Board of Directors of CN Biosciences and is rendered to the Board of Directors of CN Biosciences in connection with its consideration of the Proposed Transaction. This opinion does not constitute a recommendation to any stockholder of CN Biosciences as to whether to accept the consideration to be offered to the stockholders in connection with the Proposed Transaction. This opinion does not address the relative merits of the Proposed Transaction or any other transactions or business strategies discussed by the Board of Directors of CN Biosciences as alternatives to the Proposed Transaction or the decision of the Board of Directors of CN Biosciences to proceed with the Proposed Transaction.

     This opinion shall not be reproduced, summarized, described or referred to, or provided to any other person, without our prior written consent.

     On the basis of and subject to the foregoing, including the various assumptions and limitations set forth herein, and based upon such other matters as we consider relevant, it is our opinion as of the date hereof that the cash consideration to be offered to the holders of Common Stock of CN Biosciences pursuant to the Proposed Transaction is fair to such stockholders from a financial point of view.

                                          Very truly yours,


                                          VECTOR SECURITIES INTERNATIONAL, INC.


                                          By: /s/ JEFFREY A. FINK
                                             -----------------------------------
                                             Jeffrey A. Fink
                                             Managing Director

                                                                     SCHEDULE II

                             CN BIOSCIENCES, INC.
                          10394 PACIFIC CENTER COURT
                         SAN DIEGO, CALIFORNIA 92121

                    INFORMATION PURSUANT TO SECTION 14(F)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                          AND RULE 14F-1 THEREUNDER

     The following information is being furnished to holders of the common stock, par value $.01 per share ("Common Stock" or the "Shares"), of CN Biosciences, Inc., a Delaware corporation (the "Company"), in connection with the possible designation by EM Industries, Incorporated, a New York corporation ("Parent"), of at least a majority of the Board of Directors of the Company (the "Board") pursuant to the terms of an Agreement and Plan of Merger, dated as of November 18, 1998 (the "Merger Agreement"), by and among the Company, Parent and EM Acquisiiton Corp., a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser"). THIS INFORMATION IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

     The Merger Agreement provides that promptly following the purchase by Purchaser of any Shares pursuant to the tender offer (the "Offer") to purchase all of the Shares, for a cash price of $25.00 per Share (and assuming that the Minimum Condition (as defined in the Merger Agreement) has been satisfied), Parent will be entitled to designate persons to become directors of the Company (the "Parent Designees") so that the total number of directorships held by such persons is proportionate to the percentage calculated by dividing (i) the number of Shares beneficially owned by Parent or its affiliates by (ii) the total number of Shares then outstanding; provided that prior to the consummation of the merger of Purchaser with and into the Company (the "Merger") following consummation of the Offer, the Board shall always have at least one member who is a director of the Company on the date of the Merger Agreement and who is neither an officer of the Company nor a designee, shareholder or affiliate of Parent. The Company has also agreed, upon Parent's request, to increase the size of the Board to enable the Parent Designees to be elected to the Board.

     The information contained in this Schedule II concerning the Parent Designees has been furnished to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of any such information.

                        VOTING SECURITIES OF THE COMPANY

     As of November 17, 1998, there were issued and outstanding 5,721,790 shares of Common Stock, each of which entitles the holder to one vote.

          BOARD OF DIRECTORS, PARENT DESIGNEES AND EXECUTIVE OFFICERS

BOARD BIOGRAPHICAL INFORMATION

     The persons named below are the current members of the Board. The following sets forth as to each director, his age (as of November 18, 1998), and principal occupation and business experience, the period during which he has served as a director, any family relationship with any other director or executive officer of the Company and the directorships currently held by him in corporations whose shares are publicly traded.

     Joseph P. Landy, 37, has served as a director of the Company since March 1992. Since January 1994, Mr. Landy has been a Managing Director of E.M. Warburg, Pincus & Co., LLC ("EMW LLC") and its predecessor, E.M. Warburg, Pincus & Co., Inc. ("EMW Inc."). Mr. Landy has been employed in various capacities by EMW LLC and EMW Inc. since 1985. Mr. Landy serves on the Board as a nominee of Warburg, Pincus Investors, L.P. ("WP Investors"), a significant stockholder of the Company. Mr. Landy also serves as a director of Level One Communications, Inc. and Indus International, Inc.

     Dr. Richard A. Lerner, 59, has served as a director of the Company since February 1997. Since 1991, Dr. Lerner has been the President of The Scripps Research Institute. From 1986 to 1991, Dr. Lerner was Director of the Research Institute of Scripps Clinic ("Scripps"). From 1982 to 1986, Dr. Lerner served as Chairman of the Department of Molecular Biology of Scripps. Previously, he held staff appointments at Scripps and the Wistar Institute in Philadelphia.
Dr. Lerner is a graduate of Northwestern University and Stanford Medical School and received postdoctoral training at Scripps. Dr. Lerner is a member of the National Academy of Science USA and numerous editorial and scientific advisory boards.

     S. Joshua Lewis, 36, has served as a director of the Company since June 1995. Since January 1998, Mr. Lewis has been a Managing Director of EMW LLC.
Mr. Lewis has been employed in various capacities by EMW LLC and EMW Inc. since 1989. Mr. Lewis serves on the Board as a nominee of WP Investors. Mr. Lewis also serves as a director of Ventana Genetics Inc. and Chemdex Corp.

     Robert E. McGill, III, 67, has served as a director of the Company since November 1995. Since February 1997, Mr. McGill has served as a Managing Director of Berkshires Management Company, L.L.C., the general partner of The Berkshires Capital Investors Limited Partnership. For more than the past five years, Mr. McGill has also served as a member of the Board of Managers of variable annuity managed separate accounts and a Trustee of mutual funds sponsored by The Travelers Insurance Company. From 1989 to December 1994, Mr. McGill served as Executive Vice President--Finance and Administration of The Dexter Corporation, where he also served as a director from 1983 to April 1995. Mr. McGill also serves as a director of Connecticut Surety Corporation and Chemfab Corporation.

     Stelios B. Papadopoulos, 58, has served as Chairman of the Board and Chief Executive Officer of the Company since January 1993 and President of the Company since June 1995. From June 1992 to December 1992, Mr. Papadopoulos served as President of Fisher Scientific Worldwide Inc. (now Fisher Scientific International Inc.) ("Fisher") and was responsible for the day-to-day operations of Fisher's worldwide organization which provides equipment, laboratory supplies and various other products to customers in the life sciences research market. From May 1989 to June 1992, Mr. Papadopoulos served as President of Fisher Scientific Company, the principal operating unit of Fisher. Prior to joining Fisher Scientific Company, Mr. Papadopoulos served in a number of companies involved in the life sciences industry including Instrumentation Laboratory and Orion Research.

PARENT DESIGNEE BIOGRAPHICAL INFORMATION

     The following, prepared from information furnished to the Company by Parent, sets forth the name, occupation and age of each of the individuals from whom Parent will select the Parent Designees.

     Peter A. Wriede, 54, is President and CEO of Parent, as well as the Regional Manager, North America, for Merck KGaA, which controls Parent. From 1994 to 1998, Dr. Wriede held the position of Divisional Director and General Manager of Merck KGaA in charge of the worldwide pigments and cosmetics division and, from 1987 to 1994, he was Group Vice President in charge of the specialty chemicals division of Parent. Dr. Wriede is a director of Dey, Inc., an indirect subsidiary of Merck KGaA, and EM Laboratories, Incorporated, a wholly owned subsidiary of Parent ("EML"). Dr. Wriede is a citizen of the United States of America.

     Stephen J. Kunst, Esq., 49, is Group Vice President and, since 1995, has been General Counsel of Parent. Mr. Kunst has also served as Vice President and Secretary of Purchaser since November 1998. From 1989 through 1995, Mr. Kunst served as Vice President--Administrative Services of Parent. Mr. Kunst is a director of Parent, EML and VWR Scientific Products Corp., 49.89% of the shares of which are beneficially owned by Merck KGaA ("VWR"). Mr. Kunst is a citizen of the United States of America.

     Dieter Janssen, 56, is Group Vice President and Chief Financial Officer of Parent. Mr. Janssen has also served as President and Chief Executive Officer of Purchaser since November 1998. From 1994 to 1996, Mr. Janssen was the Divisional Manager of Purchasing and Controlling for MEPRO, an affiliate of Merck KGaA. From 1988 to 1994, Mr. Janssen was Chief Financial Officer of Merck S.A., Caracas, Venezuela, an affiliate of Merck KGaA. Mr. Janssen is a director of VWR. Mr. Janssen is a citizen of Germany.

     Wolfgang Honn, 61, is a partner of E. Merck, the entity that controls Merck KGaA, and, since 1981, has been a member of the Executive Board of Merck KGaA. Mr. Honn is also a director of VWR. Mr. Honn is a citizen of Germany.

     Dr. Harald Schroder, 60, has been a partner of E. Merck and a member of the Executive Board of E. Merck since 1990 and is currently serving as Vice Chairman of the Executive Board. Dr. Schroder is Chairman of the Board of Directors of Parent and is also a director of VWR. Dr. Schroder is a citizen of Germany.

     Dr. Bernd Reckmann, 42, has been General Manager, Scientific Laboratory Products, of Merck KGaA since April 1998 and is a Director of Merck KGaA. From 1997 to April 1998, Dr. Reckmann served as General Manager, Environmental and Bioanalysis, Laboratory Products Division, of Merck KGaA, and from 1994 to 1996, as Director of Marketing and Sales, Diagnostic Products Division, of Merck KGaA. Prior thereto, Dr. Reckmann was Director of Marketing and Sales, Immuno Diagnostic Products, of the Diagnostic Products Division of Merck KGaA.
Dr. Reckmann is a citizen of Germany.

MEETINGS OF THE BOARD OF DIRECTORS

     The Board met six times during 1997. During 1997, each of the directors during such period attended at least 75% of all meetings of the Board and of each committee on which such director served as a member, except for Dr. Lerner who attended 50% of all meetings of the Board.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Company has, as standing committees, an Audit Committee (the "Audit Committee"), a Stock Option Committee (the "Stock Option Committee") and a Compensation Committee (the "Compensation Committee"). The Company does not have a Nominating Committee.

     Compensation Committee. Messrs. Landy and McGill are the members of the Compensation Committee. The Compensation Committee provides recommendations to the Board concerning salaries and incentive compensation for the Company's officers and administers the Company's benefit plans, other than the Company's Second Amended and Restated 1992 Stock Option Plan (the "Stock Option Plan"). The Compensation Committee met two times in 1997.

     Audit Committee. Messrs. Lewis and McGill are the members of the Audit Committee. The Audit Committee recommends to the Board the engagement of the Company's independent public accountants and reviews the scope and results of their audits and other services. The Audit Committee meets with management and with the independent public accountants to review matters relating to the quality of the Company's financial reporting and internal accounting controls, including the nature, extent and results of the audits, proposed changes to the Company's accounting principles and otherwise maintains communications between the independent public accountants and the Board. The Audit Committee met two times in 1997.

     Stock Option Committee. Messrs. Lewis and McGill are the members of the Stock Option Committee. The Stock Option Committee determines grants under and otherwise administers the Company's Stock Option Plan. The Stock Option Committee met three times in 1997.

     After the consummation of the Merger, it is expected that the Company's Board will act to appoint new members to the Audit and Compensation Committees. To the Company's knowledge, no decision has been made by the Parent Designees regarding the membership of any such committees of the Board.

COMPENSATION OF DIRECTORS

     Directors, other than WP Investors' nominees, are reimbursed for expenses incurred in attending meetings of the Board. In addition, directors, other than those directors who are also employees of the Company or WP Investors' nominees, are paid $1,500 for each Board meeting attended. Prior to February 1997, such directors were paid $500 for each Board meeting attended. At the time that Mr. McGill joined the Board, he was granted options to purchase 11,829 shares of Common Stock at an exercise price of $3.38 per share. Additionally, under an agreement with the Company, Mr. McGill from time to time provides certain consulting services for which he is compensated at the rate of $1,000 per day. During 1997, no consulting fees were paid by the Company to

Mr. McGill. At the time that Dr. Lerner joined the Board, he was granted options to purchase 25,000 shares of Common Stock at an exercise price of $14.50 per share.

EXECUTIVE OFFICERS

     Executive officers serve at the discretion of the Board. The following sets forth certain information concerning the executive officers of the Company (as of November 18, 1998) who are expected to serve in such capacity until the consummation of the Merger, other than Mr. Papadopoulos, for whom information is set forth under "Board Biographical Information" above. None of the executive officers has a family relationship with another executive officer.

     Douglas J. Greenwold, 56, has served as Vice President, Sales and Marketing of the Company since January 1994. From 1990 to 1993, Mr. Greenwold was employed in various capacities, including Vice President Sales and Marketing, Research Products Americas at Life Technologies, Inc., a supplier of research products to the life sciences research market. Prior to joining Life Technologies, Mr. Greenwold held a number of sales and marketing positions at Survival Technology, Inc., a supplier of cardiac monitoring and drug delivery technologies, and Xerox Corporation.

     Ben Matzilevich, 52, has served as Vice President, Market Development --Niche Applications since joining the Company in April 1995. From August 1993 to March 1995, Mr. Matzilevich served as Vice President Sales and Marketing with Endogen, Inc., a producer and seller of research products for the study of cytokines. In November 1989, Mr. Matzilevich co-founded Biosource International, Inc., a research products company, and through August 1993, was primarily responsible for day-to-day operations, product development and development of the sales and marketing organization. Prior to founding Biosource, Mr. Matzilevich held various positions at NEN/E.I. du Pont de Nemours and Company and acted as an industry consultant to a number of research products companies serving the life sciences research industry.

     John T. Snow, Ph.D., 54, has served as Vice President, New Business Development of the Company since March 1992, and was Vice President, Marketing and Sales of the Company from April 1989 until March 1992. Dr. Snow has been employed by the Company and its predecessors in various other capacities since 1975 and is the author and co-author of over 40 published scientific papers.

     James G. Stewart, 45, has served as Vice President, Administration, Chief Financial Officer and Secretary of the Company since June 1995 and President of Calbiochem-Novabiochem Corporation, the Company's U.S. operating subsidiary, since November 1997. From April 1994 to April 1995, Mr. Stewart served as Vice President--Finance and Chief Financial Officer of Fightertown Entertainment, Inc., and from October 1988 to April 1994, Mr. Stewart served as Vice President--Finance and Chief Financial Officer of VERTEQ, Inc. Mr. Stewart is a certified public accountant and a former partner of Arthur Young & Company (now Ernst & Young LLP).

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of November 18, 1998, certain information regarding the beneficial ownership of Common Stock by (i) the Company's Chief Executive Officer and each of the Company's four other most highly compensated executive officers in 1997, (ii) each director of the Company, (iii) each person who is known to the Company to own beneficially more than 5% of the Common Stock and (iv) all executive officers and directors of the Company as a group. Such information is based, in part, upon information provided by such persons.

                                                                                               BENEFICIAL OWNERSHIP
                                                                                               --------------------
NAME                                                                                            NUMBER      PERCENT
----                                                                                           ---------    -------
Warburg, Pincus Investors, L.P. (1)
  466 Lexington Avenue
  New York, New York 10017..................................................................   2,248,485      39.3%
Putnam Investments, Inc. (2)
  One Post Office Square
  Boston, Massachusetts 02109...............................................................     555,100       9.7
The Kaufmann Fund, Inc. (3)
  140 East 45th Street
  New York, New York 10017..................................................................     360,000       6.3
Standish, Ayer & Wood, Inc. (4)
  One Financial Center
  Boston, Massachusetts 02111...............................................................     318,900       5.6
Stelios B. Papadopoulos(5)..................................................................     208,265       3.6
James G. Stewart(6).........................................................................      49,993         *
John T. Snow(7) ............................................................................      46,021         *
Ben Matzilevich(8)..........................................................................      45,522         *
Douglas J. Greenwold(9).....................................................................      42,661         *
Joseph P. Landy(10).........................................................................   2,248,485      39.3
Richard A. Lerner(11).......................................................................       5,000         *
S. Joshua Lewis(12).........................................................................   2,248,485      39.3
Robert E. McGill, III(13)...................................................................      10,098         *
Directors and Executive Officers as a group (11 persons)(14)................................   2,662,045      45.7

     Each person or entity named above has sole voting and dispositive power as to the shares shown to be beneficially owned, unless otherwise indicated below.
------------------
* Less than 1%.

 (1) The sole general partner of WP Investors is Warburg, Pincus & Co., a New York general partnership ("WP"). EMW LLC manages WP Investors. The members of EMW LLC are substantially the same as the partners of WP. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. WP, as the sole general partner of WP Investors, has a 20% interest in the profits of WP Investors. Messrs. Landy and Lewis, directors of the Company, are Managing Directors and members of EMW LLC and general partners of WP. As such, each of Messrs. Landy and Lewis may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934 (the "Exchange Act")) in an indeterminate portion of the shares beneficially owned by WP Investors and WP. See Notes (10) and (12) below.

 (2) On March 6, 1998, a joint Statement on Schedule 13G was filed by Marsh & McClennan Companies, Inc. ("MMC"), Putnam Investments, Inc. ("PII"), Putnam Investment Management, Inc. ("PIM"), The Putnam Advisory Company, Inc. ("PAC") and The Putnam Health Sciences Trust ("PHST"). PAC and PIM are both subsidiaries of PII, which is itself a subsidiary of MMC. PIM, as investment advisor to Putnam mutual funds, shares dispositive power over 437,200 shares of Common Stock, including 384,000 shares held in the PHST, but has no voting power over any shares of Common Stock. PAC, as investment advisor to institutional clients, shares dispositive power over 124,400 shares of Common Stock and shares voting power over 118,000 shares of Common Stock.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

 (3) As reflected as beneficially owned in a Statement on Schedule 13G filed on January 28, 1998.

 (4) As reflected as beneficially owned in a Statement on Schedule 13G filed on March 3, 1998.

 (5) Includes 18,400 shares of Common Stock which may be acquired pursuant to stock options exercisable within 60 days of November 18, 1998. Also includes 185,365 shares of Common Stock held through a trust over which Mr. Papadopoulos has voting and dispositive power and 500 shares of Common Stock held by Mr. Papadopoulos' wife. Mr. Papadopoulos disclaims "beneficial ownership" of the shares held by his wife within the meaning of Rule 13d-3 under the Exchange Act. Excludes 33,600 shares of Common Stock which may be acquired pursuant to stock options which are not exercisable within 60 days of November 18, 1998.

 (6) Includes 21,863 shares of Common Stock which may be acquired pursuant to stock options exercisable within 60 days of November 18, 1998. Excludes 34,063 shares of Common Stock which may be acquired pursuant to stock options which are not exercisable within 60 days of November 18, 1998.

 (7) Includes 10,400 shares of Common Stock which may be acquired pursuant to stock options exercisable within 60 days of November 18, 1998. Excludes 21,600 shares of Common Stock which may be acquired pursuant to stock options which are not exercisable within 60 days of November 18, 1998.

 (8) Includes 17,132 shares of Common Stock which may be acquired pursuant to stock options exercisable within 60 days of November 18, 1998. Excludes 34,063 shares of Common Stock which may be acquired pursuant to stock options which are not exercisable within 60 days of November 18, 1998.

 (9) Includes 15,861 shares of Common Stock which may be acquired pursuant to stock options exercisable within 60 days of November 18, 1998. Excludes 21,600 shares of Common Stock which may be acquired pursuant to stock options which are not exercisable within 60 days of November 18, 1998.

(10) All of the shares of Common Stock indicated as owned by Mr. Landy are owned directly by WP Investors and are included because of Mr. Landy's affiliation with WP Investors. Mr. Landy disclaims "beneficial ownership" of these shares within the meaning of Rule 13d-3 under the Exchange Act, except to the extent of his indirect pecuniary interest. See Note (1).

(11) Includes 5,000 shares of Common Stock which may be acquired pursuant to stock options exercisable within 60 days of November 18, 1998. Excludes 20,000 shares of Common Stock which may be acquired pursuant to stock options which are not exercisable within 60 days of November 18, 1998.

(12) All of the shares of Common Stock indicated as owned by Mr. Lewis are owned directly by WP Investors and are included because of Mr. Lewis' affiliation with WP Investors. Mr. Lewis disclaims "beneficial ownership" of these shares within the meaning of Rule 13d-3 under the Exchange Act, except to the extent of his indirect pecuniary interest. See Note (1).

(13) The shares of Common Stock beneficially owned by Mr. McGill are held through a revocable trust. Includes 2,366 shares of Common Stock which may be acquired pursuant to stock options exercisable within 60 days of November 18, 1998. Excludes 4,731 shares of Common Stock which may be acquired pursuant to stock options which are not exercisable within 60 days of November 18, 1998.

(14) Includes shares of Common Stock which may be acquired within 60 days of November 18, 1998. Excludes shares of Common Stock which may not be acquired within 60 days of November 18, 1998. See Notes (5), (6), (7), (8),
     (9), (11) and (13).

     Pursuant to the terms of the Stockholder Agreement by and among Parent, Purchaser and WP Investors, dated as of November 18, 1998 (the "Stockholder Agreement"), WP Investors has, among other things, (i) agreed to tender all of its Shares in the Offer and (ii) to vote its Shares in favor of the Merger and the Merger Agreement and against any Takeover Proposal (as defined therein). In addition, upon the occurrence of certain events, Parent is entitled to exercise an option to purchase all the Shares held by WP Investors. A summary of the Stockholder Agreement is contained in Item 3(b)(iii) of the Schedule 14D-9 to which this information statement pursuant to Rule 14f-1 is attached as Schedule
II. The Stockholder Agreement (the terms of which are incorporated by reference herein) has been filed with the Securities and Exchange Commission (the "Commission") as Exhibit 3 to such Schedule 14D-9.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth information concerning compensation of the Company's Chief Executive Officer and the four other most highly compensated executive officers (collectively, the "Named Executive Officers") for the periods indicated.

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG-TERM
                                                                                         COMPENSATION
                                                                                            AWARDS
                                                                                         ------------
                                             ANNUAL COMPENSATION         OTHER ANNUAL    SECURITIES      ALL OTHER
   NAME AND                             -----------------------------    COMPENSATION    UNDERLYING      COMPENSATION
PRINCIPAL POSITION                      YEAR    SALARY($)    BONUS($)       ($)          OPTIONS(#)         ($)
-------------------------------------   ----    ---------    --------    ------------    ------------    ------------
Stelios B. Papadopoulos(1) ..........   1997    $ 244,212    $ 40,000      $     --             --         $  2,970
  Chief Executive Officer               1996      228,846      45,000            --         40,000            2,970
  and President                         1995      204,327          --       162,640             --            2,112

Douglas J. Greenwold(2) .............   1997      124,838      35,000            --             --            3,773
  Vice President, Sales                 1996      118,923      30,000            --         20,000            3,495
  and Marketing                         1995      115,000          --            --             --            3,352

John T. Snow(3) .....................   1997      118,069      35,000         1,953             --            3,885
  Vice President, New                   1996      112,019      30,000            --         20,000            3,619
  Business Development                  1995      110,021          --            --             --            3,804

James G. Stewart(4) .................   1997      162,808      40,000            --             --            7,462
  Vice President, Administration,       1996      152,788      35,000            --         25,000            7,462
  Chief Financial Officer and           1995       80,865          --        21,518         47,317           45,471
  Secretary

Ben Matzilevich(5) ..................   1997      133,827      15,000        10,800             --              485
  Vice President, Market                1996      126,308      35,000            --         25,000              345
  Development--Niche                    1995       87,692          --            --         23,659               --
  Applications

------------------

(1) "Other Annual Compensation" in 1995 represents forgiveness of principal and interest related to a note receivable from Mr. Papadopoulos in connection with his purchase of capital stock of the Company pursuant to his employment agreement. "All Other Compensation" includes $1,098, $1,098 and $1,098 in premiums for personal beneficiary life insurance in excess of non-taxable group limits, and $1,872, $1,872 and $1,014 of Company matching
    401(k) contributions in 1997, 1996 and 1995, respectively.

(2) "All Other Compensation" includes $923, $753 and $580 in premiums for personal beneficiary life insurance in excess of nontaxable group limits and $2,850, $2,743 and $2,772 of Company matching 401(k) contributions in 1997, 1996 and 1995, respectively.

(3) "Other Annual Compensation" in 1997 represents forgiveness of interest related to a note receivable from Dr. Snow. "All Other Compensation" includes $1,035, $1,035 and $1,035 in premiums for personal beneficiary life insurance in excess of non-taxable group limits and $2,850, $2,584 and $2,769 of Company matching 401(k) contributions in 1997, 1996 and 1995, respectively.

(4) Joined the Company in June 1995. "Other Annual Compensation" in 1995 represents tax reimbursement payments related to relocation. "All Other Compensation" includes $39,231 relocation expense reimbursement in 1995, $4,612, $4,612 and $4,680 of premiums for personal beneficiary life insurance in

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

    excess of non-taxable group limits and $2,850, $2,850 and $1,560 of Company matching 401(k) contributions in 1997, 1996 and 1995, respectively.

(5) Joined the Company in April 1995. "Other Annual Compensation" in 1997 represents forgiveness of interest related to a note receivable from Mr. Matzilevich. See "Certain Relationships and Transactions." "All Other Compensation" represents premiums for personal beneficiary life insurance in excess of non-taxable group limits.

OPTION GRANT TABLE

     No stock options were granted to the Named Executive Officers in 1997. Therefore, the Company has omitted the "Option Grants During Year Ended December 31, 1997" table.

                        AGGREGATED 1997 OPTION EXERCISES
                       AND FISCAL YEAR-END OPTION VALUES

                                                                    NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                      SHARES                        UNDERLYING OPTIONS AT        IN-THE-MONEY OPTIONS AT
                                     ACQUIRED ON                    DECEMBER 31, 1997(#)         DECEMBER 31, 1997($)(1)
                                     EXERCISE         VALUE      ---------------------------   ---------------------------
NAME                                    (#)        REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                 -----------   -----------   -----------   -------------   -----------   -------------
Stelios B. Papadopoulos............    110,249     $ 1,676,336       8,000         32,000      $   200,000     $ 800,000
Douglas J. Greenwold...............         --              --      41,856         25,461        1,046,400       636,525
John T. Snow.......................      6,624         104,858       4,000         16,000          100,000       400,000
James G. Stewart...................     28,391         697,851       5,000         38,926          125,000       973,150
Ben Matzilevich....................      9,464         223,161       5,000         34,195          125,000       854,875

------------------
(1) Based on a value of $25.00 per share, the closing price for the Common Stock on December 31, 1997.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     Compensation Philosophy. The Compensation Committee generally follows several guidelines to arrive at its recommendations to the Board concerning the compensation of the Company's executive officers. The Company's executive compensation program is designed to (i) attract and retain executive officers who contribute to the long-term success of the Company, (ii) motivate executive officers to achieve strategic business objectives and reward them for their achievement, and (iii) fairly compensate executive officers based on their corporate and individual performance and responsibilities.

     To date, the primary elements of the Company's compensation program for its executive officers have been (i) an annual compensation component consisting of base salary and bonus, and (ii) a long-term compensation component consisting of stock options granted under the Stock Option Plan.

     Annual Compensation. The Compensation Committee has generally targeted annual salary and bonus levels to be competitive with those paid to executives at other companies that have similar operating dynamics. Base salaries are determined by evaluating the responsibilities associated with the position being evaluated and the individual's overall level of experience. Annual salary adjustments are determined by giving consideration to the Company's performance and the individual's contribution to that performance.

     With the exception of Mr. Papadopoulos, each of the executive officers' annual bonus is determined based on the achievement of certain agreed-upon objectives. In determining these objectives, the Compensation Committee considers the Company's performance and the individual's contribution to that performance. Corporate performance is measured by various quantitative and qualitative factors. However, the Compensation Committee believes that, in accordance with its exercise of sound business judgment, the determination of annual salary and bonus levels is inherently subjective and must include a review of all relevant information, with no predetermined weight given to any of the factors considered.

     Messrs. Papadopoulos and Matzilevich are the only executive officers currently under employment agreements. These agreements provide that their annual base salaries will be determined annually by the Board. The annual base salaries for Messrs. Stewart and Greenwold and Dr. Snow were, and future salary increases will be, based on the considerations noted above.

     Long-Term Compensation. In order to align stockholder and executive officer interests, the long-term component of the Company's executive compensation program utilizes stock option awards whose value is directly related to the value of the Common Stock. The Compensation Committee makes recommendations to the Stock Option Committee concerning awards to executive officers. These stock options are granted by the Stock Option Committee pursuant to the Stock Option Plan. Individuals to whom stock options awards are to be granted and the amount of Common Stock related to such awards are determined solely at the discretion of the Stock Option Committee. Because individual stock option award levels will be based on a subjective evaluation of each individual's overall past and expected future contribution, no specific formula is used to determine such awards for any executive.

     Chief Executive Officer Compensation for 1997. Under the terms of the employment agreement with Mr. Papadopoulos, the Board reviews Mr. Papadopoulos' compensation at least once each year, and will award such bonuses and effect such increases in base salary as it shall determine. The determination by the Board with respect to Mr. Papadopoulos' compensation for 1997 was based on the considerations noted above.

     Section 162(m) of the Code. Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally limits the deductibility of annual compensation payable to a publicly held company's Chief Executive Officer and four next most highly compensated officers to $1 million. Compensation attributed to the exercise of stock options granted prior to a company's initial public offering, as well as certain "performance-based compensation," is exempt from the deduction limits. To date, no compensation paid to the Company's executive officers has been affected by the deduction limits, including compensation attributable to the exercise of options. Although the Compensation Committee has no present intention to pay compensation in excess of the deduction limits, it reserves the ability to do so if it determines that such payments are in the best interests of the Company.

                                          COMPENSATION COMMITTEE
                                          Joseph P. Landy
                                          Robert E. McGill, III (appointed in
                                          February 1997)

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No officer or employee of the Company currently serves as a member of the Compensation Committee. Mr. Landy, a current member of the Compensation Committee, and Frederick L. Bryant, a former director and former member of the Compensation Committee, served on the Compensation Committee in 1997. Messrs. Landy and Bryant have in the past served as officers of the Company. Mr. Landy may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the securities of the Company beneficially owned by WP Investors. Frederick L. Bryant served as a director of the Company and as a member of the Compensation and Stock Option Committees until his resignation from the Board in February 1997. Mr. Bryant served on the Board as a nominee of ABS MB (C-N) Limited Partnership ("ABS"), a former significant stockholder of the Company. Mr. Bryant may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act), in an indeterminate portion of the securities of the Company formerly beneficially owned by ABS.

     WP Investors currently has the following rights with respect to the nomination and election of directors to the Board: for so long as WP Investors owns beneficially at least 20% of the outstanding shares of Common Stock, the Company will nominate and use reasonable efforts to have two individuals designated by WP Investors and reasonably acceptable to the Company elected to the Company's Board, and from the date that

WP Investors owns beneficially less than 20% of the outstanding shares of Common Stock but for so long as it owns beneficially at least 10% of the outstanding shares of Common Stock, the Company will nominate and use reasonable efforts to have one individual designated by WP Investors and reasonably acceptable to the Company elected to the Company's Board.

     ABS formerly had the following rights with respect to the nomination and election of directors to the Company's Board: for so long as ABS owned beneficially at least 10% of the outstanding shares of Common Stock, the Company was obligated to nominate and use reasonable efforts to have one individual designated by ABS and reasonably acceptable to the Company elected to the Company's Board. As of April 7, 1997, ABS beneficially owned no shares of Common Stock, and therefore no longer has a nomination and election right.

EXISTING EMPLOYMENT AGREEMENTS

     The Company has employment agreements with Messrs. Papadopoulos and Matzilevich and Dr. Mierendorf. Mr. Papadopoulos' employment agreement provides for his employment at an annual base salary determined by the Board (currently $250,000) and that the Board will review his compensation at least once each year and award such bonuses and effect such increases in base salary as the Board, in its sole discretion, determines are merited, based upon his performance and consistent with the Company's compensation policies.
Mr. Matzilevich's employment agreement provides for his employment at an annual base salary determined by the Board (currently $140,000), and that in addition to any annual adjustment made to his salary, he is eligible for a bonus up to 35% of base salary, based on the achievement of certain agreed-upon objectives. Dr. Mierendorf's employment agreement provides for his employment at an annual base salary of $150,000 and that in addition to any annual adjustment made to his salary, he is eligible for a bonus up to 30% of base salary, based upon the achievement of certain agreed-upon objectives. In addition, all three of these executives may participate in such fringe benefits as are generally provided to the Company's executives.

     Unless terminated earlier in accordance with their respective terms, Mr. Papadopoulos' employment agreement terminates on January 4, 2000,
Mr. Matzilevich's employment agreement terminates on April 3, 2000 and Dr. Mierendorf's employment agreement terminates on December 27, 1999. In addition, each of these agreements provides that the Company and the executive will, not later than 90 days prior to the termination thereof, begin to negotiate in good faith the terms of any extension of the employment agreement.

     If Mr. Papadopoulos' employment is terminated without cause, if there is a material change in his duties, or if the Company does not offer to continue his employment with the Company after the agreement's expiration at a base salary at least equal to his then most recent salary, Mr. Papadopoulos will be entitled to receive severance payments equal to his base salary payable for the 12-month period from the date of such termination. The employment agreement with Mr. Papadopoulos also provides that if, within 90 days of a Change of Control of the Company (as defined below), Mr. Papadopoulos resigns from the Company, he will be entitled to receive severance payments equal to his base salary payable over the 12-month period following such resignation. In addition, Mr. Papadopoulos' employment agreement provides that for a 30-day period following such termination, any options to purchase Common Stock then held by him will become exercisable to the full extent that they would otherwise have become exercisable on January 4, 2000, without regard to certain restrictions or deferrals of the right to exercise such options. Mr. Papadopoulos' employment agreement contains a covenant not to compete with the Company for one year from the date of his termination of employment (except for termination due to disability, termination without cause or voluntary termination following the assignment to him of duties which are materially inconsistent with his duties). The covenant also prohibits Mr. Papadopoulos from interfering with the Company's business relationships for such one-year period. If Mr. Papadopoulos breaches his covenant not to compete or interferes with the Company's business relationships, the amount of his severance payments will be reduced.
Mr. Papadopoulos' employment agreement contains an assignment to the Company of his rights in inventions and other intellectual property and an agreement to maintain confidentiality about the Company's know-how, trade secrets, proprietary processes and other confidential matters.

     Under Mr. Matzilevich's employment agreement, if Mr. Matzilevich's employment is terminated without cause and such termination is not within 90 days of a Change of Control of the Company, Mr. Matzilevich will be entitled to receive severance payments equal to the compensation due under his employment agreement for the remainder of its term. If such termination without cause is within 90 days of a Change of Control of the

Company, Mr. Matzilevich will be entitled to receive severance payments equal to the greater of (i) the compensation due under his employment agreement for the remainder of its term or (ii) his base salary payable over the 12-month period following such termination. If, within 90 days of a Change of Control of the Company, Mr. Matzilevich resigns from the Company, he will be entitled to receive severance payments equal to his base salary payable over the 12-month period following such resignation.

     The Company has entered into agreements with each of Messrs. Stewart, Zimmerman and Greenwold and Doctors Mierendorf and Snow providing for severance pay in the event of termination of the executive's employment other than for cause or if, within 90 days of a Change of Control of the Company, the executive's employment is terminated by the Company other than for cause or the executive resigns. Upon termination of employment within 90 days of a Change of Control, the executive will be eligible to receive severance payments equal to his base salary payable over the 12-month period following such termination. If the executive's employment is otherwise terminated by the Company other than for cause, he will be eligible to receive severance payments equal to his base salary payable over the six-month period following such termination.

     "Change of Control" is defined in the employment and severance agreements discussed above, and in the agreements governing outstanding stock options, as
(i) an acquisition (other than directly from the Company) by an individual, entity or a group (excluding the Company, an employee benefit plan of the Company or EMW LLC or its affiliates) of 50% or more of the Common Stock, or voting securities; (ii) a change in a majority of the Company's current Board (the "Incumbent Board") (excluding any persons approved by a vote of at least a majority of the Incumbent Board or persons elected with the concurrence of a majority of the Incumbent Board); or (iii) the consummation of a complete liquidation or dissolution of the Company or a merger, consolidation or sale of all or substantially all of the Company's assets (collectively, a "Business Combination") other than a Business Combination in which all or substantially all of the Company's stockholders receive 50% or more of the stock of the Company resulting from the Business Combination, at least a majority of the board of directors of the resulting corporation were members of the Incumbent Board, and after which no person owns 50% or more of the stock of the resulting corporation, who did not own such stock immediately before the Business Combination.

     The Company maintains $1.0 million of key man life insurance on the lives of Messrs. Papadopoulos and Matzilevich and Doctors Mierendorf and Snow, naming the Company as beneficiary.

     Messrs. Stewart, Greenwold and Zimmerman and Doctors Mierendorf and Snow are eligible for incentive bonuses up to approximately 35% of their base salaries, based on the achievement of certain agreed-upon objectives.

NEW EMPLOYMENT AGREEMENTS

     On November 18, 1998, the Company entered into new employment agreements (the "New Employment Agreements") with the following executive officers of the
Company: Stelios B. Papadopoulos, James G. Stewart, Douglas J. Greenwold, Robert
C. Mierendorf, John T. Snow and Mark Zimmerman. The New Employment Agreements will become effective at the effective time of the Merger (the "Effective Time") and supersede any existing employment agreements or severance agreements between the Company and those executive officers. Each of Dr. Mierendorf and Mr. Zimmerman shall be entitled to receive a $50,000 bonus to the extent he is an employee of the Company at the Effective Time as set forth in a letter agreement that he entered into in connection with his New Employment Agreement. A summary of the New Employment Agreements and the letter agreements is contained in Item 3(b)(v) of the Schedule 14D-9 to which this information statement pursuant to Rule 14f-1 is attached as Schedule II. In addition, the New Employment Agreements and the separate letter agreements (the terms of which are incorporated by reference herein) have been filed with the Commission as Exhibits 5, 6, 7, 8, 9, 10, 11 and 12 to such Schedule 14D-9.

                            STOCK PERFORMANCE GRAPH

     The graph below compares the total cumulative return of a $100 investment in the Common Stock during the period from October 2, 1996 (the date trading of the Common Stock commenced) to December 31, 1997, to the performance of the same amount invested in the Nasdaq Total Return Index and the AMEX Biotechnology Index during such period. The AMEX Biotechnology Index is an equal-dollar weighted index of 15 mid-cap and large-cap biotechnology companies. The graph assumes that dividends were reinvested.

                        COMPARISON OF TOTAL RETURN AMONG
                             CN BIOSCIENCES, INC.,
                           NASDAQ TOTAL RETURN INDEX
                                      AND
                            AMEX BIOTECHNOLOGY INDEX

                                                                       AMEX
  MEASUREMENT PERIOD                               NASDAQ TOTAL     BIOTECHNOLOGY
(FISCAL YEAR COVERED)     CN BIOSCIENCES, INC.     RETURN INDEX       INDEX
----------------------    --------------------     ------------     -------------
       10/2/96                   100.00               100.00            100.00
       12/31/96                  137.38               104.05            103.69
       12/31/97                  186.92               127.28            116.71

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

     The following is a summary of certain transactions among the Company and its directors, executive officers and principal stockholders:

CONVERSION OF SERIES A CONVERTIBLE PREFERRED STOCK AND EXCHANGE OF SERIES B PREFERRED STOCK

     Upon the consummation of the initial public offering of the Company's Common Stock in October 1996, WP Investors converted its 4,001 shares of Series A Convertible Preferred Stock into 788,814 shares of Class A Common Stock. Thereafter, WP Investors made the requisite certification required under the Company's Certificate of Incorporation regarding its share ownership to the Company and converted such shares of Class A Common Stock into 788,814 shares of Common Stock.

     Pursuant to an agreement among the Company, WP Investors, ABS, Mr. Papadopoulos and Dr. Snow (the "Conversion and Exchange Agreement"), upon the consummation of the initial public offering of the Company's Common Stock, each share of Series B Preferred Stock was exchanged for the number of shares of Common Stock that equalled the liquidation preference of a share of Series B Preferred Stock ($100) divided by the initial public offering price of the Common Stock ($12.50). As a result, all of the shares of Series B Preferred Stock were exchanged for an aggregate of 1,435,424 shares of Common Stock. WP Investors, ABS,

Mr. Papadopoulos and Dr. Snow were the holders of the Series B Preferred Stock, holding 124,023 shares, 50,356 shares, 4,377 shares and 672 shares, respectively, and, accordingly, were issued 992,184, 402,848, 35,016 and 5,376 shares of Common Stock, respectively, upon such exchange.

     The Company granted certain registration rights to the holders of the Series A Convertible Preferred Stock and Series B Preferred Stock with respect to the shares of Common Stock issuable upon conversion or exchange, as applicable. Additionally, the Company granted WP Investors and ABS certain rights to nominate directors as long as they continue to own specified percentages of the outstanding shares of Common Stock as discussed above in "Compensation Committee Interlocks and Insider Participation."

ACQUISITION OF THE COMPANY; RIGHTS OF WP INVESTORS AND ABS

     In March 1992, the Company acquired all of the issued and outstanding capital stock, together with certain bank and intercompany indebtedness, of the Company's subsidiaries from Biodor Holding AG, Ixora Holding AG and Biodor US Holding Corporation. WP Investors, ABS and certain current and former employees of the Company provided the principal equity financing for these acquisitions by purchasing from the Company 1,012,984 shares of Common Stock at $.42 per share, 4,001 shares of Series A Convertible Preferred Stock at $100 per share and 178,166 shares of Series B Preferred Stock at $100 per share, representing a total investment of approximately $18.6 million. In addition, these investors received certain registration rights.

     In connection with their initial investment in the Company, WP Investors and ABS received certain rights pursuant to a subscription and shareholder agreement, including rights with respect to the nomination and election of directors to the Board. These rights were subsequently modified at the time of the initial public offering. Pursuant to such rights, WP Investors has maintained two nominees to the Board and ABS maintained two nominees to the Board until July 1996 and one nominee from July 1996 until February 1997. In addition to their rights to nominate and elect directors, until terminated at the time of the initial public offering, WP Investors and ABS were also beneficiaries of certain drag along, tag along, subscription and informational rights.

TRANSACTIONS WITH OFFICERS

     On January 4, 1993, Mr. Papadopoulos, the Company's Chairman, Chief Executive Officer and President, purchased 44,100 shares of Common Stock at $.42 per share and 4,377 shares of Series B Preferred Stock at $100 per share, in exchange for $4,000 and a $452,000 promissory note. The Company has granted
Mr. Papadopoulos certain registration rights for such shares of Common Stock. This unsecured note bore interest at the rate of 8% per annum and matured on January 4, 1996. In accordance with the terms of the note, as a result of Mr. Papadopoulos' continued employment with the Company, one-third of the principal amount, together with accrued interest, was forgiven on each of the first three anniversaries of the note.

     Effective June 9, 1995, Richard B. Slansky, the former President and Chief Operating Officer of the Company, resigned to pursue other business opportunities. In connection therewith, the Company and Mr. Slansky entered into an agreement which provided for the payment to Mr. Slansky of six months severance pay and also provided for the sale by Mr. Slansky to the Company of 59,726 shares of Common Stock at a price of approximately $3.45 per share and 1,199 shares of Series B Preferred Stock at a price of $100 per share.

     On January 31, 1996, Mr. Matzilevich, the Company's Vice President, Market Development--Niche Applications, purchased 28,390 shares of Common Stock at $3.38 per share from the Company in exchange for a $96,000 promissory note. The note bore interest at the rate of 5.65% per annum, matured on January 31, 1998, and was secured by such shares of Common Stock. The principal amount of the note was paid in full by Mr. Matzilevich and the accrued interest was forgiven by the Company in December 1997. The Company has granted Mr. Matzilevich certain registration rights for such shares of Common Stock.

     On May 27, 1997, the Company guaranteed a portion of certain indebtedness incurred by Mr. Papadopoulos relating to his exercise of stock options and the payment of taxes thereon. Such indebtedness is presently secured by shares of Common Stock owned by Mr. Papadopoulos. The maximum liability of the Company under such guarantee is $450,000, plus certain costs and expenses of the lender; however, based upon the principal balance of such indebtedness as of March 16, 1998, the Company's obligation under the guarantee would be limited to approximately $150,000. The guarantee also includes provisions subordinating any future indebtedness of Mr. Papadopoulos owed to the Company in favor of the guaranteed indebtedness.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company is a party to indemnification agreements with certain of its directors and officers pursuant to which the Company provides indemnification and contribution against expenses and losses incurred for claims brought against them by reason of their being a director or officer of the Company.

                      COMPLIANCE WITH SECTION 16(A) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of the Common Stock, to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock. Officers, directors and greater than 10% stockholders are required by Commission regulation to furnish the Company with copies of all
Section 16(a) forms they file.

     To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with during the fiscal year ended December 31, 1997.